PROSPECTUS                               As Filed Pursuant to Rule 424(b)(3)
                                         Registration No. 333-120659
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                           WESTSIDE ENERGY CORPORATION
                         2100 West Loop South, Suite 900
                              Houston, Texas 77027
                                 (713) 590-3791

                        17,772,077 Shares of Common Stock

                           --------------------------

         This prospectus relates to up to 17,772,077 shares of our common stock, $0.01 par value per share, being offered by the persons who are our stockholders. These persons are referred to throughout this prospectus as "selling stockholders." Of these shares:

         *        16,261,577 were previously issued to 61 stockholders, and
         * 1,510,500 shares are issuable upon the exercise of certain warrants issued to 20 holders (all but one of whom are also included in the preceding group of stockholders)

All of the common shares and warrants described above (except any shares of common stock which may be issued in the future upon the exercise of warrants) were previously issued in private placement transactions.

         The selling security holders may offer the shares covered by this prospectus at fixed prices, at prevailing market prices at the time of sale, at varying prices or negotiated prices, in negotiated transactions or in trading markets for our common stock. We will not receive any cash proceeds from the selling security holders' subsequent sales of the shares covered by this prospectus. However, we will receive the exercise price of a warrant upon its exercise.

         Our common stock trades in the over-the-counter market on the OTC Electronic Bulletin Board under the symbol "WEGC" The closing price of our common stock on the OTC Electronic Bulletin Board on December 21, 2004 was $4.20 per share.

                             ----------------------

         You should consider carefully the Risk Factors beginning on page 5 of this prospectus.

                             ----------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved these securities or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

                                The date of this prospectus is January 10, 2005.

                                TABLE OF CONTENTS

SUMMARY INFORMATION......................................................... 3

RECENT EVENTS .............................................................. 4

RISK FACTORS ............................................................... 5

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS............................14

USE OF PROCEEDS ............................................................15

DIVIDEND POLICY ............................................................15

PRICE RANGE OF COMMON STOCK ................................................15

BUSINESS ...................................................................16

MANAGEMENT .................................................................24

EXECUTIVE COMPENSATION .....................................................25

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS .............................26

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS OR MANAGEMENT ..............27

DESCRIPTION OF SECURITIES ..................................................29

SELLING STOCKHOLDERS .......................................................30

PLAN OF DISTRIBUTION .......................................................35

EXPERTS ....................................................................36

INDEX TO FINANCIAL STATEMENTS...............................................37

                               SUMMARY INFORMATION

         This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including "Risk Factors," before investing in our common stock.

Common stock outstanding                   17,048,331 shares (1)
  prior to this offering

Common stock being offered for             Up to 17,772,077shares
   resale to the public

Common stock outstanding
  after this offering                      18,558,831 shares (2)

Price per share to the public              Market or negotiated price at the
                                           time of sale or resale.

Total proceeds raised by offering          We will not receive any proceeds from
                                           the resale of shares  offered by any
                                           selling stockholders. We did receive
                                           proceeds from the sale of our common
                                           stock and warrants in private
                                           placements. We will  receive proceeds
                                           from the exercise of the warrants
                                           whose underlying shares of common
                                           stock are covered by this prospectus.
                                           These proceeds may equal as much as
                                           $1,986,250 if all of the warrants are
                                           exercised.

Use of proceeds                            For working capital and general
                                           corporate purposes.

Plan of distribution                       The offering of our shares of common
                                           stock is being made by our
                                           stockholders who may wish to sell
                                           their shares. Selling stockholders
                                           may sell the shares covered by this
                                           prospectus in the open market or in
                                           privately negotiated transactions and
                                           at discounted prices, fixed prices,
                                           or negotiated prices.

Risk factors                               Significant risks are involved in
                                           investing in our company.  For a
                                           discussion of risk factors you should
                                           consider before buying our common
                                           stock, see "RISK FACTORS" beginning
                                           on page 5.
------------------
(1) Does not include up to 1,510,500 shares issuable upon the exercise of warrants whose underlying shares of common stock are covered by this prospectus.
(2) Includes up to 1,510,500 shares issuable upon the exercise of warrants whose underlying shares of common stock are covered by this prospectus.

                                  RECENT EVENTS

         Westside Energy Corporation, f/n/a "Eventemp Corporation" (the "Company"), was incorporated on November 30, 1995 under the laws of the State of Nevada. In February 2004, the Company decided to focus its efforts on the acquisition of attractive crude oil and natural gas prospects, and the exploration, development and production of oil and gas on these prospects. For several years prior to February 2004, the Company had been dormant from a business perspective.

         In connection with the change in the Company's business focus, the Company has undertaken the following activities:

         * The Company changed its corporate name from "Eventemp Corporation" to "Westside Energy Corporation" on March 17, 2004 to reflect the Company's new business focus.
         * The Company expanded its Board of Directors from one member to two members and elected Jimmy D. Wright to fill the newly created vacancy. Mr. Wright has considerable experience in the oil & gas industry. Keith D. Spickelmier remains as the Company's other director. For more information about Messrs. Wright and Spickelmier, see "MANAGEMENT" herein.
         * The Company elected Jimmy D. Wright as the Company's Chief Executive Officer and Chief Financial Officer. Keith D. Spickelmier remains as the Company's Chairman of the Board.
         * The Company began acquiring rights in certain oil and gas leases. As of December 15, 2004, the Company had acquired total leased acreage of 18,515 gross acres and 17,159 net acres in Jack, Wise, Denton, Hill, Ellis and Hamilton Counties in Texas in the Barnett Shale. As of the date of this prospectus, we have drilled only one well on these leases, and a sufficient amount of time following the completion of this well has not transpired to establish proved reserves.
         * The Company completed several rounds of financings. The most recent financing involved the sale of 10 million shares of the Company's common stock in a private placement transaction resulting in gross proceeds of $20 million and net proceeds to the Company of approximately $18.5 million after offering expenses. A portion of the proceeds from this private placement was used to retire indebtedness in the aggregate original principal amount of $810,000 plus interest. All of this indebtedness was either owed directly to members of the Company's management or owed to entities controlled by members of the Company's management. Some of this indebtedness was secured by all of the Company's assets, including the Company's current oil and gas interests as well as all such interests to be acquired in the future. In connection with the payment of this indebtedness, the liens on the Company's assets were released. In addition, in connection with the closing of the private placement, a holder of a short-term convertible promissory note having a principal balance of $300,000 converted the principal balance of the promissory note into 150,000 shares of the Company's common stock. As a result of these transactions, the Company does not now have any secured indebtedness or any indebtedness on any promissory note. The Company expects that, if its plan of operation progresses in accordance with its terms, the Company will in the future seek third party debt financing to further such plan. Management believes that the funds generated from the $18.5 million private placement will be sufficient to cover the cash needs of the Company for the next 12 months, although there can be no assurance in this regard.

                                  RISK FACTORS

The securities covered by this prospectus involve a high degree of risk. Accordingly, they should be considered extremely speculative. You should read the entire prospectus and carefully consider, among the other factors and financial data described herein, the following risk factors:

                          RISKS RELATED TO OUR COMPANY
                          ----------------------------

         OUR EXTREMELY LIMITED HISTORY MAKES AN EVALUATION OF US AND OUR FUTURE EXTREMELY DIFFICULT, AND PROFITS ARE NOT ASSURED.

         The Company was incorporated on November 30, 1995 for the purpose of commercially exploiting a proprietary self-contained climate control system for vehicles (known as the Etemp system) that allowed the user to call his or her vehicle from any available telephone and pre-cool or pre-heat the interior of the vehicle within five minutes before arriving with the engine turned off. During February 2004, we decided to focus our business on the acquisition of attractive crude oil and natural gas prospects, and the exploration, development and production of oil and gas on these prospects. Since that time, we have acquired rights in oil and gas properties that we believe represent attractive opportunities for exploration. As of the date of this Prospectus, we have just recently commenced the production of oil and gas in limited quantities from our first and only well. All of the oil and gas properties that we have leased to date are considered "undeveloped acreage," which the U.S. Securities and Exchange Commission (the "Commission") defines as "lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas regardless of whether such acreage contains proved reserves." We have established no proved or probable reserves with respect to any of our properties. In view of our extremely limited history in the oil and gas exploration business, you may have difficulty in evaluating us and our business and prospects. You must consider our business and prospects in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development. For our business plan to succeed, we must successfully undertake most of the following activities:

         *  Find and acquire rights in attractive oil and gas properties;
         * Drill successfully exploratory test wells on our oil and gas properties to determine the presence of oil and gas in commercially viable quantities;
         * Develop our oil and gas properties to a stage at which oil and gas are being produced in commercially viable quantities;
         * Procure purchasers of our commercial production of oil and gas upon such commencement;
         *  Comply with applicable laws and regulations;
         * Identify and enter into binding agreements with suitable joint venture partners for our future projects;
         *  Implement and successfully execute our business strategy;
         *  Respond to competitive developments and market changes; and
         *  Attract, retain and motivate qualified personnel.

There can be no assurance that we will be successful in undertaking such activities. Our failure to undertake successfully most of the activities described above could materially and adversely affect our business, prospects, financial condition and results of operations. In addition, there can be no assurance that our exploration and production activities will produce oil and gas in commercially viable quantities, if any at all. Moreover, even if we succeed in producing oil and gas, we expect to incur operating losses until such time (if ever) as we produce and sell a sufficient volume of our commercial production to cover direct production costs as well as corporate overhead. There can be no assurance that sales of our oil and gas production will ever generate significant revenues, that we will ever generate positive cash flow from our operations or that (if ever attained) we will be able to sustain profitability in any future period.

         WE DEPEND ON CERTAIN KEY PERSONNEL.

         We substantially depend upon the efforts and skills of Jimmy D. Wright, a director and the President of the Company. The loss of Mr. Wright's services, or his inability to devote sufficient attention to our operations, could materially and adversely affect our operations. Mr. Wright has not entered into an employment agreement or a covenant not to compete agreement with us. As a result, Mr. Wright may discontinue providing his services to us at any time and for any reason, and even thereafter commence competition with us. Moreover, we do not maintain key man life insurance on Mr. Wright.

         OUR CURRENT MANAGEMENT RESOURCES MAY NOT BE SUFFICIENT FOR THE FUTURE, AND WE HAVE NO ASSURANCE THAT WE CAN ATTRACT ADDITIONAL QUALIFIED PERSONNEL.

         There can be no assurance that the current level of management is sufficient to perform all responsibilities necessary or beneficial for management to perform. Our success in attracting additional qualified personnel will depend on many factors, including our ability to provide them with competitive compensation arrangements, equity participation and other benefits. There is no assurance that (if we need to) we will be successful in attracting highly qualified individuals in key management positions.

         LIMITATIONS ON CLAIMS AGAINST OUR OFFICERS AND DIRECTORS, AND OUR OBLIGATION TO INDEMNIFY THEM, COULD PREVENT OUR RECOVERY FOR LOSSES CAUSED BY THEM.

         The corporation law of Nevada allows a Nevada corporation to limit the liability of its directors to the corporation and its stockholders to a certain extent, and our Restated Articles of Incorporation have eliminated our directors' liability to the maximum extent permitted by the corporation law of Nevada. Moreover, our Bylaws provide that we must indemnify each director, officer, agent and/or employee to the maximum extent provided for by the corporation law of Nevada. Further, we may purchase and maintain insurance on behalf of any such persons whether or not we have the power to indemnify such person against the liability insured against. Consequently, because of the actions or omissions of officers, directors, agents and employees, we could incur substantial losses and be prevented from recovering such losses from such persons. Further, the Commission maintains that indemnification for liabilities arising under the Securities Act is against the public policy expressed in the Securities Act, and is therefore unenforceable.

         INCUMBENT MANAGEMENT OWNS A LARGE PERCENTAGE OF OUR OUTSTANDING STOCK, AND CUMULATIVE VOTING IS NOT AVAILABLE TO STOCKHOLDERS.

         Our current management, Jimmy D. Wright and Keith D. Spickelmier, currently owns (directly or indirectly) approximately 32.2% of our outstanding common stock (considered on an undiluted basis); Messrs. Wright's and Spickelmier's stock ownership would increase if they were to exercise certain outstanding warrants issued to them directly or indirectly. Cumulative voting in the election of directors is expressly denied in our Restated Articles of Incorporation. Accordingly, the holder or holders of a majority of our outstanding shares of common stock may elect all of our directors. Management's large percentage ownership of our outstanding common stock helps enable them to maintain their positions as such and thus control of our business and affairs. Moreover, Messrs. Wright and Spickelmier have entered into a Voting Agreement, pursuant to which they agreed until February 26, 2006 to vote all of their shares of common stock to elect themselves or their nominees to the Company's Board of Directors. This Voting Agreement could further entrench current management during the term of its existence.

         WE MAY EXPERIENCE RAPID GROWTH, AND IN SUCH CASE WE WILL NEED TO MANAGE THIS GROWTH EFFECTIVELY.

         We believe that, given the right business opportunities, we may expand our operations rapidly and significantly. If rapid growth were to occur, it could place a significant strain on our management, operational and financial resources. To manage any significant growth of our operations, we will be required to undertake the following successfully:

         * Manage relationships with various strategic partners and other third parties;
         * Hire and retain skilled personnel necessary to support our business;
         * Train and manage a growing employee base; and
         * Continually develop our financial and information management systems.

If we fail to make adequate allowances for the costs and risks associated with this expansion or if our systems, procedures or controls are not adequate to support our operations, our business could be harmed. Our inability to manage growth effectively could materially adversely affect our business, results of operations and financial condition.

         WE HAVE ENTERED INTO CERTAIN TRANSACTIONS WITH PERSONS WHO ARE OUR OFFICERS AND DIRECTORS.

         We have entered into certain transactions (the "Related Party Transactions") either directly with, or with entities controlled by one or both of, Jimmy D. Wright, one of our directors and our President and Chief Financial Officer, and Keith D. Spickelmier, one of our directors and our Chairman of the Board. The Related Party Transactions are described in "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS." Some of the Related Party Transactions were not the result of arms-length negotiations. Accordingly, there can be no assurance that the terms and conditions of the Related Party Transactions are as favorable to us as those that could have been obtained in true arms-length negotiations. However, we believe that all Related Party Transactions were fair as to the Company at the time they were authorized or approved and therefore valid under applicable Nevada law. Moreover, because of Messrs. Wright's and Spickelmier's position with us, there can be no assurance that we would enforce a claim against either of them arising out of any of the Related Party Transactions.

                          RISKS RELATED TO OUR BUSINESS
                          -----------------------------

         OIL AND GAS PRICES ARE VOLATILE, HAVE BEEN LOW IN RECENT YEARS, AND COULD BE LOW AGAIN IN THE FUTURE.

         Our revenues, profitability and future growth and the carrying value of our properties will depend substantially on the prices we realize for our oil and gas production. Our realized prices will also affect the amount of cash flow available for capital expenditures and our ability to borrow and raise additional capital. Oil and gas are commodities and, therefore, their prices are subject to wide fluctuations in response to relatively minor changes in supply and demand. Historically, the markets for oil and gas have been volatile, and they are likely to continue to be volatile in the future. For example, natural gas prices increased significantly in late 2000 and steadily declined in 2001. In 2002, natural gas and oil prices started a steady climb, which continued until almost the end of May 2004, at which time prices began to fall. Oil prices started to recover again in July 2004 (although they suffered an interim decline from which they have largely recovered), while natural gas prices started to recover again in early September 2004. Despite the fairly high current prices for natural gas and oil, there can be no assurance that low prices will not be experienced again in the future. Among the factors that can cause price volatility are:

         * worldwide or regional demand for energy, which is affected by economic conditions;
         * the domestic and foreign supply of oil and gas;
         * weather conditions;
         * domestic and foreign governmental regulations;
         * political conditions in gas or oil producing regions;
         * the ability of members of the Organization of Petroleum Exporting Countries to agree upon and maintain oil prices and production levels; and
         * the price and availability of alternative fuels.

Oil and gas price movements cannot be predicted with certainty. Lower oil and gas prices may not only decrease our revenues on a per unit basis but also may reduce the amount of oil and gas that we can produce economically. A substantial or extended decline in oil and gas prices may materially and adversely affect our future business, financial condition, results of operations, liquidity and ability to finance capital expenditures.

         THE SUCCESS OF OUR BUSINESS DEPENDS ON OUR ABILITY TO SELECT OIL AND GAS PROJECTS THAT ULTIMATELY PROVE SUCCESSFUL ECONOMICALLY.

         We intend to drill exploratory test wells on properties with no proved oil and gas reserves, although such properties will typically be situated in areas of proved production reserves. Drilling of oil and gas wells always involves the risk that no commercially productive oil or gas reservoirs will be encountered. While all drilling (whether developmental or exploratory) involves this risk, exploratory drilling involves greater risks of dry holes or failure to find commercial quantities of oil and gas. Because of our proposed exploratory drilling activities, we are especially likely to experience exploration and abandonment expenses from time to time in the future. The economic success of any project will depend on a number of factors, including our ability to discern and estimate the volumes of recoverable reserves relating to the project, rates of future production, future commodity prices, operating costs, and possible environmental liabilities. All of these factors affect whether or not a project will ultimately generate cash flows sufficient to provide a suitable return on investment. Our assessments and estimations of these factors (which are inherently inexact and uncertain) may prove inaccurate. Moreover, there is no specific criterion for selecting the oil and gas projects that we will decide to pursue. Accordingly, we will have significant flexibility in selecting such projects. There can be no assurance that we will be able to identify economically successful oil and gas projects or that we will be able to pursue these projects successfully even if identified. Our failure to select economically successful oil and gas project will materially and adversely affect our business, results of operations and financial condition. Even if we create reserves through our exploration activities, our reserves will decline as they are produced. We will be constantly constrained to add new reserves through further exploration or further development of our existing properties. There can be no assurance that our exploration and development activities will be successful in adding new reserves. If we fail to replace reserves, our level of production and cash flows will be adversely impacted.

         THE SELECTION OF OIL AND GAS PROJECTS INVOLVES NUMEROUS RISKS UNRELATED TO THE PRESENCE OR ABSENCE OF RECOVERABLE RESERVES RELATING TO THE PROJECT.

         Even though we intend to perform a review (that we believe is consistent with industry practices) of each project we decide to pursue, reviews of this nature are often limited in scope. Moreover, these reviews may not reveal all existing or potential problems nor will they permit us to become sufficiently familiar with the related properties to fully assess their deficiencies and capabilities. In addition, inspections may not always be performed on every platform or well, and structural or environmental problems may not be observable even when an inspection is undertaken. Even when problems are identified, the seller or lessor may be unwilling or unable to provide effective contractual protection against all or part of the problems. We are generally not entitled to contractual indemnification for environmental liabilities, and we may be required to pursue many projects on an "as is" basis. Accordingly, we may be required to make significant expenditures to cure environmental contamination relating to acquired properties. If we are unable to remedy or cure any title defect or potential environmental problem of a nature such that drilling operations on the property would not be prudent, we could suffer a loss of our entire investment in the property.

         WE ARE CURRENTLY FOCUSING OUR EXPLORATION EFFORTS IN ONLY ONE GEOGRAPHICAL AREA, AND OUR CURRENT LACK OF GREATER DIVERSIFICATION ENTAILS CONSIDERABLE RISKS.

         Currently, all of our oil and gas interests lie in the Barnett Shale located in the State of Texas, although we may in the future explore areas other than the Barnett Shale. At the present, our success depends entirely upon our ability to locate and produce oil and gas on a profitable basis on and from our interests in the Barnett Shale. There can be no assurance that we will be able to do this, and that we will not encounter one or more problems arising from the particular geological characteristics of the Barnett Shale. Our current lack of diversification beyond the Barnett Shale may make our results of operations more volatile than they would be if we were seeking to develop interests in more than one area. For more information about the Barnett Shale, see "BUSINESS - Plan of Operation -Proposed Initial Activities."

         OUR APPROACH TO TITLE ASSURANCE COULD MATERIALLY ADVERSELY AFFECT OUR BUSINESS AND OPERATIONS.

         We intend to purchase working and revenue interests in oil and gas leasehold interests. The existence of a material title deficiency can render a lease worthless and can result in a large expense to our business. In some instances, we may forego the expense of retaining lawyers to examine the title to the mineral interest to be placed under lease or already placed under lease. Rather, we will rely upon the judgment of oil and gas lease brokers or landmen who perform the field work in examining records in the appropriate governmental office before attempting to place under lease a specific mineral interest. This is customary practice in the oil and gas industry. Prior to the drilling of an oil and gas well, however, it is the normal practice in the oil and gas industry for the person or company acting as the operator of the well to obtain a preliminary title review of the spacing unit within which the proposed oil and gas well is to be drilled to ensure there are no obvious deficiencies in title to the well. In some instances, we, or the person or company acting as operator of the wells located on the properties that we intend to lease, may not obtain counsel to examine title to such spacing unit until the well is about to be drilled. As a result of such examinations, certain curative work may have to be performed to correct deficiencies in the marketability of the title, and such curative work entails expense. The work might include obtaining affidavits of heirship or causing an estate to be administered. Occasionally, the examination made by the title lawyers reveals that the oil and gas lease or leases are worthless, having been purchased in error from a person who is not the owner of the mineral interest desired. In such instances, the amount paid for such oil and gas lease or leases is generally lost. If we were to lose the amount paid for any such oil and gas lease, such loss could materially adversely affect our business. Since we do not intend to retain title lawyers in connection with our acquisitions, the risk of such losses in our operations is increased. We note, however, that we did obtain a drill site title opinion for our initial well being drilled as of the date of this Prospectus.

         DEVELOPMENT ACTIVITIES ON EVEN WELL-SELECTED PROJECTS MAY BE UNSUCCESSFUL FOR MANY REASONS, INCLUDING WEATHER, COST OVERRUNS, EQUIPMENT SHORTAGES AND MECHANICAL DIFFICULTIES.

         The selection of attractive oil and gas projects does not ensure success. The development of oil and gas projects involves a variety of operating risks, including:

         *        fires;
         *        explosions;
         *        blow-outs and surface cratering;
         *        uncontrollable flows of natural gas, oil and formation water;
         * natural disasters, such as hurricanes and other adverse weather conditions;
         *        pipe, cement, subsea well or pipeline failures;
         *        casing collapses;
         *        ineffective hydraulic fracs;
         *        embedded oil field drilling and service tools;
         *        abnormally pressured formations; and
         * environmental hazards, such as natural gas leaks, oil spills, pipeline ruptures and discharges of toxic gases.

If we experience any of these problems, it could affect well bores, platforms, gathering systems and processing facilities, which could adversely affect our ability to conduct operations.

         We could also incur substantial losses as a result of:

         *        injury or loss of life;
         * severe damage to and destruction of property, natural resources and equipment;
         *        pollution and other environmental damage;
         *        clean-up responsibilities;
         *        regulatory investigation and penalties;
         *        suspension of our operations; and
         *        repairs to resume operations.

These conditions can cause substantial damage to facilities and interrupt production. As a result, we could incur substantial liabilities that could reduce or eliminate the funds available for development or property acquisitions, or result in loss of equipment and properties.

         Presently, because of budget constraints, we do not maintain insurance in accordance with prevailing industry practices, but instead we rely upon the insurance coverage of our operators to protect us against the types of risks, losses and liabilities that customarily arise out of oil and gas exploration and production activities. Our operators' insurance may prove inadequate. Our lack of customary insurance coverage may expose us to certain risks, losses and liabilities for the indefinite future. As funds become available, we intend to broaden our insurance coverage. However, we may never obtain insurance for some risks if we believe the cost of available insurance is excessive relative to the risks presented. In addition, some risks may not be fully insurable if insurable at all. Even if we broaden our insurance coverage, our insurance would probably not cover all potential claims or may not adequately indemnify us for all liability to which we will be exposed. Any liability or legal defense expenses not covered by insurance or exceeding our insurance coverage could materially and adversely affect our business, operating results and financial condition. Moreover, we do not currently carry business interruption insurance.

----------
         Finally, the successful drilling of an oil and gas well does not ensure a profit on investment. A variety of factors, both geological and market-related, can cause a well to become uneconomical or only marginally economic.

         WE WILL RELY ON A NUMBER OF THIRD PARTIES, AND SUCH RELIANCE EXPOSES US TO A NUMBER OF RISKS.

         Our operations will depend on a number of third parties. We will have limited control over these third parties. We will probably not have many long-term agreements with many of them. We may rely upon various companies to assist us in identifying desirable gas and oil prospects to acquire and provide us with technical assistance and services. We also may rely upon the services of geologists, geophysicists, chemists, engineers and other scientists to explore and analyze our prospects to determine a method in which the prospects may be developed in a cost-effective manner. In addition, we intend to rely upon the owners and operators of oil rigs and drilling equipment, and upon providers of oilfield services, to drill and develop our prospects to production. Moreover, if any of our wells proves to hold commercially producible gas, we will have to rely on third party gathering or pipeline facilities to transport and purchase our production. We have identified the locations of all major gathering and other facilities currently installed in the general vicinity of our targeted area and have initiated contacts with the owners of these facilities to ascertain their specific requirements with respect to transporting our gas to pipelines for transmission, including volume and quality of gas and connection costs. Management believes that these pipelines basically purchase all available gas that they can. However, some of the owners of these pipelines produce their own gas, which they also transport along with other third-party gas such as that which we intend to produce. Most of the pipelines in the area of our current oil and gas interests are not required by law to transport any gas that we may produce. As a result, if pipelines in the area reach capacity, any productive natural gas well that we develop could be "shut-in" because of a lack of available natural gas pipeline capacity. Overall, our inability to maintain satisfactory relationships with the requisite third parties on acceptable commercial terms, or the failure of such third parties to maintain the quality of services they provide at a satisfactory standard, could materially adversely affect our business, results of operations and financial condition.

         THE UNAVAILABILITY OR HIGH COST OF DRILLING RIGS, EQUIPMENT, SUPPLIES, PERSONNEL AND OILFIELD SERVICES COULD MATERIALLY ADVERSELY AFFECT US.

         Either shortages or increases in the cost of drilling rigs, equipment, supplies or personnel could delay or adversely affect our operations, which could materially adversely affect our business, financial condition and results of operations. Drilling activity in the area of our proposed initial activities is comparatively high. Increased drilling activity could decrease the availability of rigs and oilfield services. As a further result of the increased drilling activity, associated costs (including those related to drilling rigs, equipment, supplies and personnel and the services and products of other vendors to the industry) could increase as well. These costs may increase further, and necessary equipment and services may not be available to us at economical prices.

         WE MAY INCUR SUBSTANTIAL IMPAIRMENT WRITEDOWNS IN THE FUTURE.

         If and when we are successful in establishing proved oil and gas properties, we will review such properties in the future for impairment when circumstances suggest there is a need for such a review. For each property determined to be impaired, we will recognize an impairment loss equal to the difference between the carrying value and the fair value of the property on our balance sheet. Fair value is estimated to be the present value of expected future net cash flows computed by applying estimated future oil and gas prices (as determined by management) to the estimated future production of oil and gas reserves over the economic life of a property. Future cash flows are based upon an independent engineer's estimate of proved reserves. In addition, other factors such as probable and possible reserves are taken into consideration when justified by economic conditions and actual or planned drilling. If oil and gas prices decrease or if the recoverable reserves on a property are revised downward, we may be required to record impairment writedowns in the future, which would result in a negative impact to our financial position.

         OUR HEDGING DECISIONS MAY IMPACT OUR POTENTIAL GAINS FROM CHANGES IN COMMODITY PRICES AND MAY RESULT IN LOSSES.

         To reduce our exposure to fluctuations in the prices of oil and gas, we may in the future enter into hedging arrangements with respect to a portion of our expected production. Hedging arrangements expose us to risk of financial loss in some circumstances, including the following:

         *        production is less than expected;
         * the other party to the hedging contract defaults on its contract obligations;
         * we could be required to post additional cash to cover margin requirements, which could materially adversely affect our liquidity;
         * we could be unable to meet additional margin requirements, which could result in the closing of our positions thereby leading to a financial loss as well as the possible loss of the anticipated benefits of the related hedging transactions; and
         * there is a change in the expected differential between the underlying price in the hedging agreement and actual prices received.

         These hedging arrangements may limit the benefit we would receive from increases in the prices for oil and gas. Furthermore, if we choose not to engage in hedging arrangements in the future, we may be more adversely affected by changes in oil and gas prices than had we engaged in hedging arrangements.

         WE ARE SUBJECT TO COMPLEX LAWS AND REGULATIONS, INCLUDING ENVIRONMENTAL REGULATIONS, WHICH CAN ADVERSELY AFFECT THE COST, MANNER OR FEASIBILITY OF DOING BUSINESS.

         Development, production and sale of oil and gas are subject to extensive laws and regulations, including environmental laws and regulations. We may be required to make large expenditures to comply with environmental and other governmental regulations. Matters subject to regulation include:

         *        discharge permits for drilling operations;
         * bonds for ownership, development and production of oil and gas properties;
         *        reports concerning operations; and
         *        taxation.

         Under these laws and regulations, we could be liable for personal injuries, property damage, oil spills, discharge of hazardous materials, remediation and clean-up costs and other environmental damages. Failure to comply with these laws and regulations also may result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties. Moreover, these laws and regulations could change in ways that substantially increase our costs. Accordingly, any of these liabilities, penalties, suspensions, terminations or regulatory changes could materially adversely affect our financial condition and results of operations.

         Our competitors may have greater resources, which could enable them to pay a higher price for properties and to better withstand periods of low market prices for oil and natural gas.

         The petroleum and natural gas industry is intensely competitive, and we compete with other companies that have substantially larger financial resources, operations, staffs and facilities. Many of these companies not only explore for and produce crude oil and natural gas but also carry on refining operations and market oil and other products on a regional, national or worldwide basis. Such companies may be able to pay more for productive oil and natural gas properties and exploratory prospects or define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit. In addition, such companies may have a greater ability to continue exploration activities during periods of low hydrocarbon market prices. Our ability to acquire additional properties and to discover reserves in the future will be dependent upon our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. For more information regarding the competition to which we will be exposed, see "BUSINESS
- Competition."

                        RISKS RELATED TO OUR COMMON STOCK
                        ---------------------------------

         OUR AUTHORIZED PREFERRED STOCK EXPOSES HOLDERS of our common stock TO CERTAIN RISKS.

         Our Restated Articles of Incorporation, as amended, authorize the issuance of up to 10,000,000 shares of preferred stock, par value $.01 per share. The authorized but unissued preferred stock constitutes what is commonly referred to as "blank check" preferred stock. This type of preferred stock may be issued by the Board of Directors from time to time on any number of occasions, without stockholder approval, as one or more separate series of shares comprised of any number of the authorized but unissued shares of preferred stock, designated by resolution of the Board of Directors stating the name and number of shares of each series and setting forth separately for such series the relative rights, privileges and preferences thereof, including, if any, the: (i) rate of dividends payable thereon; (ii) price, terms and conditions of redemption; (iii) voluntary and involuntary liquidation preferences; (iv) provisions of a sinking fund for redemption or repurchase; (v) terms of conversion to common stock, including conversion price, and (vi) voting rights. Such preferred stock may provide our Board of Directors the ability to hinder or discourage any attempt to gain control of us by a merger, tender offer at a control premium price, proxy contest or otherwise. Consequently, the preferred stock could entrench our management. The market price of our common stock could be depressed to some extent by the existence of the preferred stock. As of the date of this Prospectus, no shares of preferred stock had been issued.

         WE HAVE CERTAIN OBLIGATIONS AND THE GENERAL ABILITY TO ISSUE ADDITIONAL SHARES OF COMMON STOCK IN THE FUTURE, AND SUCH FUTURE ISSUANCES MAY DEPRESS THE PRICE OF OUR COMMON STOCK.

         We have various obligations and the ability to issue additional shares of common stock in the future. These obligations and abilities include the following:

         * Approximately 320,500 registered shares of our common stock are available as of November 24, 2004 for issuance to outside consultants to compensate them for services provided; and
         * Warrants to purchase approximately 1,510,500 unregistered shares of common stock had been issued as of November 24, 2004.

         The warrants described above permit the holders to purchase shares of common stock at specified prices. These purchase prices may be less than the then current market price of our common stock. Any shares of common stock issued pursuant to these warrants would further dilute the percentage ownership of existing stockholders. The terms on which we could obtain additional capital during the life of these warrants may be adversely affected because of such potential dilution. Finally, we may issue additional shares in the future other than as listed above. There are no preemptive rights in connection with our common stock. Thus, the percentage ownership of existing stockholders may be diluted if we issue additional shares in the future. For issuances of shares and grants of options to consultants, our Board of Directors will determine the timing and size of the issuances and grants and the consideration or services required therefor. Our Board of Directors intends to use its reasonable business judgment to fulfill its fiduciary obligations to our then existing stockholders in connection with any such issuance or grant. Nonetheless, future issuances of additional shares could cause immediate and substantial dilution to the net tangible book value of shares of common stock issued and outstanding immediately before such transaction. Any future decrease in the net tangible book value of such issued and outstanding shares could materially and adversely affect the market value of the shares.

         SALES OF LARGE QUANTITIES OF OUR COMMON STOCK, INCLUDING THOSE SHARES COVERED BY THIS PROSPECTUS (WHICH MAY BE SOLD AT ANY PRICE AND ANY TIME), COULD REDUCE THE PRICE OF OUR COMMON STOCK.

         Any sales of large quantities of shares of our common stock could reduce the price of our common stock. The holders of the shares covered by this Prospectus may offer to sell such shares at any price and at any time determined by them without limitation. If holders sell large quantities of shares of our common stock, our common stock price may decrease and the public market for our common stock may otherwise be adversely affected because of the additional shares available in the market.

         OUR COMMON STOCK HAS EXPERIENCED ONLY EXTREMELY LIMITED TRADING.

         Our common stock had been quoted and traded on the over-the-counter market in the United States under the symbol "EVTP." In connection with the recent change of our corporate name, the trading symbol of our common stock changed to "WEGC." Our common stock recently began trading again in very limited quantities in the "Electronic Pink Sheets" of the National Quotation Bureau. Management believes that, prior to these recent sales, no public sale of our common stock had occurred since June 2002. An application for our common stock to trade in the over-the-counter market on the OTC Electronic Bulletin Board was recently accepted. However, there can be no assurance as to the prices at which the shares of our common stock will trade. Until shares of our common stock become more broadly held and orderly markets develop and even thereafter, the prices of our common stock may fluctuate significantly. Prices for our common stock will be determined in the marketplace and may be influenced by many factors, including the following:

         *        The depth and liquidity of the markets for our common stock;
         * Investor perception of us and the industry in which we participate;
         *        General economic and market conditions;
         * Responses to quarter-to-quarter variations in operating results;
         *        Failure to meet securities analysts' estimates;
         *        Changes in financial estimates by securities analysts;
         * Conditions, trends or announcements in the oil and gas industry;
         * Announcements of significant acquisitions, strategic alliances, joint ventures or capital commitments by us or our competitors;
         *        Additions or departures of key personnel;
         *        Sales of our common stock;
         * Accounting pronouncements or changes in accounting rules that affect our financial statements; and
         *        Other factors and events beyond our control.

          The market price of our common stock could experience significant fluctuations unrelated to our operating performance. As a result, a stockholder (due to personal circumstances) may be required to sell such stockholder's shares of our common stock at a time when our stock price is depressed due to random fluctuations, possibly based on factors beyond our control.

         The market price of our common stock has risen significantly in a very short period of time.

         The market price of our common stock increased from a last reported sale of approximately $.01 per share near the end of March 2004 to up to $4.25 per share at the beginning of November 2004. There can be no assurance that the market price of our common stock will remain at or near its current level, which is high from the standpoint of recent trading in our common stock.

         THE TRADING PRICE OF OUR COMMON STOCK MAY ENTAIL ADDITIONAL REGULATORY REQUIREMENTS, WHICH MAY NEGATIVELY AFFECT SUCH TRADING PRICE.

         The trading price of our common stock has been and may continue to be below $5.00 per share. As a result of this price level, trading in our common stock is subject to the requirements of certain rules promulgated under the Exchange Act. These rules require additional disclosure by broker-dealers in connection with any trades generally involving any non-NASDAQ equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Such rules require the delivery, before any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith, and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally institutions). For these types of transactions, the broker-dealer must determine the suitability of the penny stock for the purchaser and receive the purchaser's written consent to the transaction before sale. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our common stock. As a consequence, the market liquidity of our common stock could be severely affected or limited by these regulatory requirements.

         BECAUSE OUR BOARD OF DIRECTORS DOES NOT INTEND TO PAY DIVIDENDS ON OUR COMMON STOCK IN THE FORESEEABLE FUTURE, STOCKHOLDERS MAY HAVE TO SELL THEIR SHARES OF OUR COMMON STOCK TO REALIZE A RETURN ON THEIR INVESTMENT IN THE COMPANY.

         The holders of our common stock are entitled to receive dividends when, as and if declared by our Board of Directors out of funds legally available therefor. To date, we have paid no dividends. Our Board of Directors does not intend to declare any dividends in the foreseeable future, but instead intends to retain all earnings, if any, for use in our business operations. Accordingly, a return on an investment in shares of our common stock may be realized only through a sale of such shares, if at all.

                INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

         This prospectus contains forward-looking statements within the meaning of Section 24A of the Securities Act of 1933. These statements appear in a number of places including "BUSINESS" and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS." These statements regard:

         * our belief regarding the attractiveness of our oil and gas properties for purposes of exploration;
         * our intention and plan to perform risk assessments and due diligence reviews that we believe are consistent with industry practices of each project we decide to pursue;
         * our belief regarding the possible rapid and significant expansion of our operations;
         * our belief regarding the sufficiency of our current acreage for purposes of conducting our initial plan of drilling;
        * our belief regarding the availability and qualifications of necessary third party service providers;
        *         our belief regarding the cost of identifying drill sites;
        * our belief regarding the availability of sufficient cash flow and conventional bank financing for purposes of properly pursuing our plan of operation;
         * our belief regarding our ability to satisfy all payment obligations that we incur as a result of the acceptance of outstanding offers;
         * our belief regarding our ability to enter into long-term sales contracts for our production;
         * our belief regarding our permitted or permittable capacity to continue our operations if any regulatory agency requires us to forego construction, modification or operation of certain air emission sources;
         * our belief regarding the effect of continued compliance with existing requirements of environmental laws and regulations;
         * our expectations to pay our operators commercially prevailing rates;
         * our expectations that the initial phase of our plan of operation will take approximately two years from start to finish;
         * our expectations that we will be able to retain a promotional interest in prospects presented to other industry investors;
         * our expectations regarding our use of employees and outside consultants;
         *        our expectations regarding management remuneration;
         *        our plans as to how we will finance our business;
         *        our expectations regarding the costs of drilling our wells;
         * our expectations regarding our ability to sell our production to purchasers and end-users at prevailing market prices and under arrangements that are usual and customary in the industry;
         * our expectations regarding the effect of compliance with existing federal, state and local laws, rules and regulations governing the release of materials in the environment or otherwise relating to the protection of the environment; and
         * our estimates regarding the length of time required to drill, test and complete each well, and install the facilities to connect to gathering or pipeline facilities.

            Such statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "estimates," "will," "should," "plans" or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties, and that actual results could differ materially from those projected in the forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, those discussed under "RISK FACTORS" immediately below. As a result, these forward-looking statements represent the Company's judgment as of the date of this prospectus. The Company does not express any intent or obligation to update these forward-looking statements.

                                 USE OF PROCEEDS

         The potential net proceeds to the Company from the exercise of the warrants for shares of common stock covered by this prospectus will be up to approximately $1,986,250. The Company intends to use such net proceeds, if any, for general working capital and other corporate purposes. As of the end of trading hours on December 21, 2004 when the Company's common stock closed at $4.20 per share, all of the warrant shares covered by this prospectus were "in-the-money," meaning that the holder of the warrant could acquire the shares at a strike price lower than the market price then in effect. There can be no assurance that any of these warrants will be exercised before they expire and, as a result, that the Company will receive any proceeds from them. Even if some or all of these warrants are exercised, the Company cannot predict when they will be exercised and when the proceeds will be received.

--------
          The Company will receive no proceeds from any sales of the shares of common stock issuable upon the exercise of the warrants. The selling stockholders of these shares will receive all of the net proceeds from such sales.

                                 DIVIDEND POLICY

         The Company has paid no cash dividends on its Common Stock and the Company presently intends to retain earnings to finance the expansion of its business. Payment of future dividends, if any, will be at the discretion of the Board of Directors after taking into account various factors, including the Company's financial condition, results of operations, current and anticipated cash needs and plans for expansion.

                           PRICE RANGE OF COMMON STOCK

         The Company's common stock had been quoted and traded on the over-the-counter market in the United States under the symbol "EVTP." In connection with the recent change of the Company's corporate name, the trading symbol of the Company's Common Stock changed to "WEGC." The Company's common stock recently began trading again in very limited quantities in the "Electronic Pink Sheets" of the National Quotation Bureau. Management believes that, prior to these recent sales, no public sale of the Company's common stock had occurred since June 2002. In any event, after a reasonable effort, management was unable to find any data regarding the bid, ask and sales prices of the Company's common stock since January 1, 2000 (if any such data exists) up until April 6, 2004. The following table sets forth the high and low closing reported sales prices for the Company's Common Stock for completed quarters since April 6, 2004. Such quotations represent interdealer prices, without retail markup, markdown or commission, and do not necessarily represent the price of actual transactions for the fiscal quarters indicated.

                                         HIGH                      LOW
                                         ----                      ---
             2004

               Third Quarter             $3.20                     $2.70
               Second Quarter             3.40                      1.25

An application for our common stock to trade in the over-the-counter market on the OTC Electronic Bulletin Board was recently accepted. However, there can be no assurance as to the prices at which the shares of our common stock will trade.

         As of November 19, 2004, the Company had 196 holders of record. Management believes that the Company has between 400 and 500 beneficial holders of its stock, although the exact number of these holders cannot be determined.

                                    BUSINESS

                                     General

         In February 2004, Westside Energy Corporation (the "Company") decided to focus its efforts on the acquisition of attractive crude oil and natural gas prospects, and the exploration, development and production of oil and gas on these prospects. For several years prior to February 2004, the Company had been dormant from a business perspective. The Company intends to focus its efforts initially in the State of Texas. The Company's major emphasis will be in the participation in the oil and gas segment, acquiring interests in producing oil or gas properties and participating in drilling operations. The Company's principal products will be crude oil and natural gas. The Company intends to engage in a broad range of activities associated with the oil and gas business in an effort to develop oil and gas reserves. With the assistance of the Company's management, independent contractors retained from time to time by the Company, and, to a lesser extent, unsolicited submissions, the Company intends to identify prospects that it believes are suitable for acquisition and drilling.

         When the Company acquires an interest in acreage on which exploration or development drilling is planned, the Company will assess the relative potential and risks of each prospect and determine the degree to which the Company will participate in the exploration or development drilling. In the right circumstances, the Company will assume the entire risk of the acquisition and drilling. On the other hand, the Company may determine that it will be more beneficial to invite industry participants to share the risk and the reward of the prospect by financing some or all of the costs of drilling contemplated wells. In such cases, the Company may retain a carried working interest, a reversionary interest, or may be required to finance all or a portion of the Company's proportional interest in the prospect. Although this approach will reduce the Company's potential return should the drilling operations prove successful, it will also reduce the Company's risk and financial commitment to a particular prospect.

         Conversely, the Company may from time to time participate in drilling prospects offered by other persons if the Company believes that the potential benefit from the drilling operations outweighs the risk and the cost of the proposed operations. This approach will allow the Company to diversify into a larger number of prospects at a lower cost per prospect, but these operations (commonly known as "farm-ins") are generally more expensive than operations where the Company offers the participation to others (known as "farm-outs").

         In addition to its exploration and drilling activities, the Company expects that it will try to accumulate oil and gas reserves through the purchase of existing reserves from others. In this connection, the Company may initiate workovers, recompletions, development drilling, secondary and tertiary recovery operations and other production enhancement techniques to maximize current production and the ultimate recovery of reserves acquired or developed.

         There can be no assurance that the Company will be successful in its exploratory and production activities. The oil and gas business involves numerous risks. See "Risk Factors" herein.

                                Plan of Operation
                                -----------------

Proposed Initial Activities

        Currently, the Company's primary area of interest is in the Barnett Shale located in the state of Texas. The Company has acquired as of December 15, 2004 total leased acreage of 18,515 gross acres and 17,159 net acres in Jack, Wise, Denton, Hill, Ellis and Hamilton Counties in Texas in the Barnett Shale. The Company has just begun the initial phase of its plan of operation. It completed its first well, the Lucille Pruitt #1, during November 2004. This was completed in two stages and produced at an average flow rate of 685 MMBtu per day of natural gas equivalent during the first 30 days of production. The Company is the operator of this well, and the Company owns a 75% working interest in this well, which is located approximately 25 miles northwest of Denton, Texas. As of the date of this prospectus, production from this well has not been sustained for a sufficient period of time to permit a third party engineering report to establish proved reserves. Thus, the Company does not have as of the date of this prospectus any estimates of oil and gas reserves. Consequently the Company has not reported its reserve estimates to any state or federal authority. The Company cannot assure anyone that it will find commercially producible amounts of oil and gas.

         An article in the January 19, 2004 edition of the Oil & Gas Journal described the Barnett Shale as "one of the hottest areas of drilling activity in the continental US." Houston-based Mitchell Energy made the first economic completion in the Barnett Shale in the early 1980's. At the end of 2002, the Barnett Shale had 1,870 producing wells. During summer 2003, it had an average rig count of 50. The Barnett Shale now is considered as a world-class, unconventional, blanket gas reservoir. At current gas prices, wells drilled in this area are regarded as low-risk, high-reward propositions because of their long-term, steady production. Once focused largely in Denton and Wise counties, expansion has occurred into a number of other counties. Productive characteristics vary widely across the Barnett Shale, reflecting the geologic variability of the formation itself. Moreover, the Barnett Shale has presented difficulty in establishing sufficient recovery efficiency, but highly detailed reservoir characterization studies and more refined drilling, completion, and fracturing practices have improved well deliverability and economics. The largest operator in the Barnett Shale is Devon Energy Corp, which reported total revenues from all activities in 2003 of $7.0 billion. Devon now operates about 1,500 wells in the Barnett core area, representing about 60-70% of the producing wells in the total Barnett area. It holds about 120,000 acres in the core area and 430,000 acres outside. In 2004, Devon plans to drill about 150 wells in the Barnett shale.

         The initial phase of the Company's plan of operation will involve drilling and testing wells on the Company's currently leased acreage in the Barnett Shale to prove reserves, completing promising test wells, extracting the oil, gas and other hydrocarbons that the Company finds, and delivering them to market. The Company believes that this acreage is sufficient for the Company's initial phase of drilling, which consists of between 10 and 20 wells. If the initial phase of the Company's plan of operation is fully implemented, the Company will drill, test and complete these wells over the next two years. Some of the Company's current leases are subject to the Company's confirmation that the related lessors have satisfactory title to their acreage. Until such confirmation, the Company will not make payments pursuant to the leases. If the Company is unable to confirm that any related lessor has satisfactory title to any of this additional acreage, then the Company will not make any payments, and the lease will terminate in the near future as a result. The Company is also in the process of acquiring rights in additional acreage.

         Based on recent price increases, the Company anticipates that each vertical well in its targeted area will cost approximately $800,000 to complete and that each horizontal well in its targeted area will cost approximately $1,600,000 to complete, but such costs will depend on the drilling depth of a particular well. The Company's anticipated costs of drilling operations are based on estimates obtained from third-party service providers whom the Company believes will be available to it to provide the services that the Company will need. However, the actual costs of such operations may be more or less than the estimates contained herein. If actual costs of operations exceed the Company's estimates to any significant degree, the Company may require additional funding to achieve its initial objectives.

         Before committing substantial resources, including obtaining necessary permits and preparing for drilling on any particular leased property, the Company plans to complete its due diligence on its leased property. However, the Company may not in some instances incur the expense of retaining lawyers to examine the title to the Company's mineral interests. This practice could expose the Company to certain risks, which are described in the "RISK FACTORS - OUR APPROACH TO TITLE ASSURANCE COULD MATERIALLY ADVERSELY AFFECT OUR BUSINESS AND OPERATIONS." The Company did obtain a drill site title opinion for its initial well currently being drilled.

         The Company will select future drill sites based on a variety of factors, including information gathered from historic records and drill logs, proximity to existing pipelines, ease of access for drilling equipment, seismic data, the presence of oil and natural gas in the immediate vicinity, and consultations with the Company's geologist, geophysicist, operator, driller and frac companies. Because a majority of this research information has already been obtained, the Company believes that the cost of identifying drill sites will be low relative to other costs. With the exception of the evaluation of the geological structures that the Company encounters during the drilling process, the cost of which has been factored into the Company's estimated drilling costs, the Company does not anticipate needing any further product research except possibly 3-D seismic.

         Once the Company has identified a proposed drilling site, it will engage the services of a third party operator licensed to operate oil and gas wells in the State of Texas. The operator will be responsible for permitting the well, which will include obtaining permission from state authorities relative to spacing requirements and any other state and federal environmental clearances required at the commencement of the permitting process. Additionally, the operator will formulate and deliver to all interest owners an operating agreement establishing each participants' rights and obligations in that particular well based on the location of the well and the ownership. In addition to the permitting process, the operator will be responsible for hiring the driller, frac company, construction contractor and other third parties to provide services for all aspects of the drilling operation except for geological services, and supervising their efforts, and actually drilling the well to the target zone. Should the well be successful, the operator would thereafter be responsible for completing the well and connecting it to the most appropriate transmission facility for the hydrocarbons produced. The Company expects to pay the operator commercially prevailing rates. The Company intends to make sure that the operator selected has insurance believed to be adequate.

         The operator will be the caretaker of the well once production has commenced. As such, the operator will be responsible for paying bills related to the well, billing working interest owners for their proportionate expenses in drilling and completing the well, and selling the production from the well. Unless each interest owner sells its production separately, the operator will collect purchase payments from the purchaser of the production, and, once a division order has been established and confirmed by the interest owners, the operator will issue the checks to each interest owner in accordance with its appropriate interest. The operator will not perform these functions when each interest owner sells its production separately, in which case the interest owners will undertake these activities separately. After production commences on a well, the operator also will be responsible for maintaining the well and the wellhead site during the entire term of the production or until such time as the operator has been replaced.

         Although the Company presently does not intend to seek status as a licensed operator, if in the future the Company believes that seeking licensed operator status is appropriate and the Company has adequate staff available to it, the Company may decide to operate its own wells.

         The Company has entered into an agreement with Brammer Engineering, Inc., engaging this company to act as the operator of the Company's first well. Brammer has represented that it was founded in 1968 and has a staff of over 100 oil and gas professionals. Management believes that Brammer is amply qualified to act as the operator of the Company's first well. For future wells, the Company may use the services of Brammer or other qualified operators. Management foresees no problem in procuring the services of qualified operators and drillers in connection with the initial phase of the Company's plan of operation, although a considerable increase in drilling activities in the area of the Company's properties could make difficult (and perhaps expensive) the procurement of operating and drilling services.

         Each well will be drilled and tested individually. If commercially producible amounts of oil or gas are present, the well will be completed and facilities installed to connect to gathering or pipeline facilities. Completed wells that are producing and connected to distribution pipelines will begin generating revenues as soon as they begin flowing although actual funds for the sale of production may be delayed and not be received until 30 days after the end of the month of sale or even longer. If any of the Company wells proves to hold commercially producible gas, the Company may need to install necessary infrastructure to permit delivery of the Company gas from the wellhead to a major pipeline. The Company has identified the locations of all major gathering and other facilities currently installed in the general vicinity of the Company's targeted area and has initiated contacts with the owners of these facilities to ascertain their specific requirements with respect to transporting the Company's gas to pipelines for transmission, including volume and quality of gas and connection costs. Management believes that these pipelines basically purchase all available gas that they can. However, some of the owners of these pipelines produce their own gas, which they also transport along with other third-party gas such as that the Company intends to produce. Most of the pipelines in the area of the Company's current oil and gas interests are not required by law to transport any gas that the Company may produce. As a result, if pipelines in the area reach capacity, any productive natural gas well developed by the Company could be "shut-in" because of a lack of available natural gas pipeline capacity.

         The cost of installing an infrastructure to deliver the Company's gas to a pipeline or gatherer will vary depending upon the distance the gas must travel from the wellhead to the tap, tap fees, and whether the gas first must be treated to meet the purchasing company's quality standards. To minimize the costs of transporting gas to existing pipelines, the Company intends to drill as close to existing pipelines as practicable. However, ultimate connection costs cannot now be accurately predicted.

         The Company recently entered into a standard gas sales agreement with Dynegy, Inc. pursuant to which Dynegy has agreed to purchase from the Company all production that is realized from the approximately 352-acre tract upon which the Company's first well was drilled and future Company wells are expected to be drilled.

Capital Requirements

         From the time that the Company changed its business to oil and gas exploration and development in February 2004 through the beginning of November 2004, the Company financed its business through a series of financings that could be regarded as involving "seed" capital or bridge financing. These financings were undertaken to sustain the Company until it could raise more long-term capital. Many of these financings were funded in whole or in part by members of the Company's management, either directly or through entities controlled by them. (For more information regarding management's participation in these financings, see "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS" herein.) A total of $1.11 million in debt financing was obtained. As discussed herein, all of this indebtedness has either been repaid or converted into equity. In connection with these borrowings, the Company granted warrants to purchase up to an aggregate of 820,000 shares of the Company's common stock for a per-share exercise price of $.50. These warrants have a term of and are exercisable for five years. With regard to equity financings, in February 2004 the Company raised some "seed" capital from management by selling to them, directly or through entities controlled by them, a total or 4,080,000 shares of the Company's common stock for a per-share purchase price of $.01. During the quarter ended June 30, 2004, the Company completed a second round of equity financing by selling 385,500 units of the Company's securities to a total of 17 accredited investors. Each unit was comprised of two shares of the Company's common stock and a warrant to purchase one share of the Company's common stock at a per share price of $2.50. The warrants have a term of and are exercisable for two years. The purchase price for a unit was $2.00, with the Company receiving aggregate offering proceeds of $771,000 from the offering.

         On November 2, 2004, the Company completed the private placement of an aggregate of 10,000,000 shares of its common stock, $.01 par value, at a price of $2.00 per share. The cash offering resulted in $20 million in gross proceeds and approximately $18.5 million in net proceeds to the Company after deducting placement-related costs. The shares were issued to a total of 48 investors, all of whom are accredited. The Company's placement agent received a placement fee in the amount of $1,400,000, and was granted a five-year warrant to purchase 300,000 shares of common stock at a purchase price of $2.00 per share. A portion of the proceeds from this private placement was used to retire indebtedness in the aggregate original principal amount of $810,000 plus interest. All of this indebtedness was either owed directly to members of the Company's management or owed to entities controlled by members of the Company's management. Some of this indebtedness was secured by all of the Company's assets, including the Company's current oil and gas interests as well as all such interests to be acquired in the future. In connection with the payment of this indebtedness, the liens on the Company's assets were released. In addition, in connection with the closing of the private placement, a holder of a short-term convertible promissory note having a principal balance of $300,000 converted the principal balance of the promissory note into 150,000 shares of the Company's common stock. As a result of these transactions, the Company does not now have any secured indebtedness or any indebtedness on any promissory note. The Company expects that, if its plan of operation progresses in accordance with its terms, the Company will in the future seek third party debt financing to further such plan. Management believes that the funds generated from this private placement will be sufficient to cover the cash needs of the Company for the next 12 months, although there can be no assurance in this regard.

         During November 2004, the Company completed its first well, the Lucille Pruitt #1. This well is located on the Company's approximately 352-acre tract of leased land approximately 25 miles northwest of Denton, Texas. This well was completed in two stages and produced at an average flow rate of 685 MMBtu per day of natural gas equivalent during the first 30 days of production. The Company is the operator of this well, and the Company owns a 75% working interest in this well. As of the date of this prospectus, production from this well has not been sustained for a sufficient period of time to permit a third party engineering report to establish proved reserves. The Company would like to commence drilling of a second well before the end of calendar 2004, probably also on the 352-acre tract of leased land. In this connection, the Company is seeking a rig to undertake the drilling. The completion of a second well will not occur before the end of calendar 2004.

         Production from any successful efforts in the Company's exploration and drilling efforts would provide the Company with cash flow, and proven reserves would increase the value of the Company's leased rights and should enable the Company to obtain bank financing (after the wells have produced for a period of time to satisfy the related lender). Cash flow and conventional bank financing are as critical to the Company's plan of operation as the equity infusion from the Company's recent private placement that resulted in approximately $18.5 million in net proceeds. Management believes that, if the Company's plan of operation progresses (and production is realized) as planned, sufficient cash flow and conventional bank financing will be available for purposes of properly pursuing the Company's plan of operation, although the Company can make no assurances in this regard.

         To conserve on the Company's capital requirements, the Company intends occasionally to seek other industry investors who are willing to participate in the Company's exploration and production activities. The Company expects to retain a promotional interest in these prospects, but generally the Company will have to finance a portion (and sometimes a significant portion) of the acquisition and drilling costs. Also, the Company may acquire interests in properties by issuing shares of its common stock.

Future Activities

         If the Company is successful in its initial exploratory activities, the Company will continue with the subsequent exploration and development of its current properties and additional properties to be acquired in the future. The continuation of the Company's plan of operation depends on the development of operating wells that are producing gas and generating revenues. The Company intends to lease additional available land to the extent that it believes such land will further the Company's exploration and development activities. Such leases could be in the Barnett Shale, other regions in Texas, or in areas outside of the state of Texas.

                              Markets and Marketing

         The petroleum industry has been characterized by fluctuating crude oil and natural gas commodity prices and relatively stable supplier costs during the past four years. However, during and just prior to 2000, the Organization of Petroleum Exporting Countries ("OPEC") and certain other oil exporting nations reduced their oil export volumes. Those reductions in oil export volumes had a positive impact on world oil prices, as did overall gas supply and demand fundamentals on North American gas prices. During 2001, world oil and North American gas supply and demand fundamentals shifted, primarily as a result of an economic recession curtailing demand, causing reductions in world oil and North American gas prices. During 2002, world oil prices increased in response to political unrest and supply disruptions in the Middle East and Venezuela. During the third and fourth quarters of 2002, North American gas prices improved as market fundamentals strengthened. Worldwide oil and North American gas prices currently remain favorable. However, the outlook for future commodity prices is uncertain. Significant factors that will impact future commodity prices include the final resolution of issues currently impacting the Middle East and Venezuela; the extent to which members of OPEC and other oil exporting nations are able to manage oil supply through export quotas; and overall North American gas supply and demand fundamentals.

         The Company does not expect to refine any of its production, although the Company may have to process some of its production to transport it or to meet the purchasing company's quality standards. Instead, the Company expects that all or nearly all of its production will be sold to a relatively small number of customers. Production from the Company's properties will be marketed consistent with industry practices. The availability of a ready market for the Company's production will depend upon a number of factors beyond the Company's control, including the availability of other domestic production, price, crude oil imports, the proximity and capacity of oil and gas pipelines, and general fluctuations in supply and demand. Although the effect of these factors cannot be accurately predicted or anticipated, the Company does not anticipate any unusual difficulty in contracting to sell its production of oil and gas to purchasers and end-users at prevailing market prices and under arrangements that are usual and customary in the industry. However, there can be no assurance that market, economic and regulatory factors will not in the future materially adversely affect the Company's ability to sell its production. The Company will strive to develop markets with end-users, local distribution companies, and natural gas brokers for gas produced from successful exploratory wells and development wells. The Company expects that most of the natural gas that the Company is able to find (if any) will be transported through gas gathering systems and gas pipelines that are not owned by the Company. The Company's current leased land is in fairly close proximity to gas pipelines suitable for carrying the Company's production. Transportation space on gas gathering systems and pipelines is occasionally limited and at times unavailable due to repairs or improvements being made to the facilities or due to use by other gas shippers with priority transportation agreements or who own or control the relevant pipeline. If transportation space is restricted or is unavailable, the Company's cash flow from the affected properties could be adversely affected. The Company does not now have any long-term sales contracts for any crude oil and natural gas production that it realizes, but it expects that it will generally sell any production that it develops pursuant to these types of contracts. The Company does not believe that it will have any difficulty in entering into long-term sales contracts for its production, although there can be no assurance in this regard.

         Sales prices for oil and gas production are negotiated based on factors normally considered in the industry, such as the spot price for gas or the posted price for oil, price regulations, regional price variations, distance from the well to the pipeline, well pressure, estimated reserves, commodity quality and prevailing supply conditions. Historically, prices of crude oil and natural gas market have experienced high volatility. This high volatility is a result of ever changing perceptions throughout the industry centered on supply and demand. Although the Company cannot predict the occurrence of events that may affect oil and gas prices or the degree to which oil and gas prices will be affected, the prices for any oil or gas that the Company produces should be equivalent to current market prices in the geographic region, and the Company will strive to obtain the best price in the area of its production. The Company's revenues, profitability and future growth will depend substantially on prevailing prices for crude oil and natural gas. Decreases in the prices of oil and gas would likely adversely affect the carrying value of any proved reserves Company is successful in establishing and the Company's prospects, revenues, profitability and cash flow.

                                   Competition

         The Company operates in the highly competitive areas of oil and gas exploration, development and production. The Company believes that the level of competition in these areas will continue into the future and may even intensify. In the areas of oil and gas exploration, development and production, competitive advantage is gained through superior capital investment decisions, technological innovation and costs management. The Company's competitors include major oil and gas companies, a large number of independent oil and gas companies, and numerous individuals. Competition focuses primarily on the acquisitions of properties that appear attractive for the exploration for oil and gas. The principal competitive factors in the acquisition of oil and gas properties include the staff and data necessary to identify, investigate and purchase such properties and the financial resources necessary to acquire and develop them. The Company also will compete for the equipment and labor required to operate and to develop its properties. Most of the Company's competitors have substantially larger operating staffs and greater financial and other resources. In addition, larger competitors may be able to absorb the burden of any changes in federal, state and local laws and regulations more easily than the Company can, which would adversely affect the Company's competitive position. These competitors may be able to pay more for natural gas and oil properties and may be able to define, evaluate, bid for and acquire a greater number of properties than the Company can. In addition, most of the Company's competitors have been operating for a much longer time than the Company has and have demonstrated the ability to operate through a number of industry cycles. The Company's ability to acquire additional properties and to discover reserves in the future will depend upon its ability to evaluate and select suitable properties and to consummate transactions in this highly competitive environment. The effect of the intense competition that the Company will face cannot now be determined.

                                   Regulation

Oil and Gas Regulation

         The availability of a ready market for oil and gas production depends upon numerous factors beyond the Company's control. These factors include state and federal regulation of oil and gas production and transportation, as well as regulations governing environmental quality and pollution control, state limits on allowable rates of production by a well or proration unit, the amount of oil and gas available for sale, the availability of adequate pipeline and other transportation and processing facilities and the marketing of competitive fuels. For example, a productive gas well may be "shut-in" because of an over-supply of gas or lack of an available gas pipeline in the areas in which the Company may conduct operations. State and federal regulations are generally intended to prevent waste of oil and gas, protect rights to produce oil and gas between owners in a common reservoir, and control contamination of the environment. Pipelines and gas plants are also subject to the jurisdiction of various Federal, state and local agencies which may affect the rates at which they are able to process or transport gas from the Company's properties.

         The Company's sales of natural gas will be affected by the availability, terms and costs of transportation. The rates, terms and conditions applicable to the interstate transportation of gas by pipelines are regulated by the Federal Energy Regulatory Commission ("FERC") under the Natural Gas Acts ("NGA"), as well as under Section 311 of the Natural Gas Policy Act ("NGPA"). Since 1985, the FERC has implemented regulations intended to increase competition within the gas industry by making gas transportation more accessible to gas buyers and sellers on an open-access, non-discriminatory basis.

         The Company's sales of oil are also affected by the availability, terms and costs of transportation. The rates, terms, and conditions applicable to the interstate transportation of oil by pipelines are regulated by the FERC under the Interstate Commerce Act. FERC has implemented a simplified and generally applicable ratemaking methodology for interstate oil pipelines to fulfill the requirements of Title VIII of the Energy Policy Act of 1992 comprised of an indexing system to establish ceilings on interstate oil pipeline rates. The FERC has announced several important transportation-related policy statements and rule changes, including a statement of policy and final rule issued February 25, 2000 concerning alternatives to its traditional cost-of-service rate-making methodology to establish the rates interstate pipelines may charge for their services. The final rule revises FERC's pricing policy and current regulatory framework to improve the efficiency of the market and further enhance competition in natural gas markets.

         In the event the Company conduct operations on federal, state or Indian oil and gas leases, such operations must comply with numerous regulatory restrictions, including various nondiscrimination statutes, royalty and related valuation requirements, and certain of such operations must be conducted pursuant to certain on-site security regulations and other appropriate permits issued by the Bureau of Land Management ("BLM") or Minerals Management Service ("MMS") or other appropriate federal or state agencies.

         The Mineral Leasing Act of 1920 ("Mineral Act") prohibits direct or indirect ownership of any interest in federal onshore oil and gas leases by a foreign citizen of a country that denies "similar or like privileges" to citizens of the United States. Such restrictions on citizens of a "non-reciprocal" country include ownership or holding or controlling stock in a corporation that holds a federal onshore oil and gas lease. If this restriction is violated, the corporation's lease can be canceled in a proceeding instituted by the United States Attorney General. Although the regulations of the BLM (which administers the Mineral Act) provide for agency designations of non-reciprocal countries, there are presently no such designations in effect. Certain holders of equity interests in the Company may be citizens of foreign countries, which at some time in the future might be determined to be non-reciprocal under the Mineral Act.

Environmental Regulation

         - General. The Company's activities will be subject to existing federal, state and local laws and regulations governing environmental quality and pollution control. The Company anticipates that, absent the occurrence of an extraordinary event, compliance with existing federal, state and local laws, rules and regulations governing the release of materials in the environment or otherwise relating to the protection of the environment will not have a material effect upon the Company's operations, capital expenditures, earnings or competitive position. The Company's activities with respect to exploration, drilling and production from wells, natural gas facilities, including the operation and construction of pipelines, plants and other facilities for transporting, processing, treating or storing natural gas and other products, will be subject to stringent environmental regulation by state and federal authorities including the Environmental Protection Agency ("EPA"). Such regulation can increase the cost of such activities. In most instances, the regulatory requirements relate to water and air pollution control measures.

         - Waste Disposal. The Company currently leases properties that it will try to use for the production of oil and gas. Although the Company intends to utilize operating and disposal practices that are standard in the industry, hydrocarbons or other wastes may be released on or under the properties that the Company currently or now after owns or leases. State and federal laws applicable to oil and gas wastes and properties have become stricter. In the future, the Company could be required to remediate property, including ground water, containing or impacted by releases of hydrocarbons or other wastes or to perform remedial plugging operations to prevent future or mitigate existing contamination. The Company may generate wastes, including hazardous wastes that are subject to the federal Resource Conservation and Recovery Act ("RCRA") and comparable state statutes. The EPA has limited the disposal options for certain wastes that are designated as hazardous under RCRA ("Hazardous Wastes"). Furthermore, it is possible that certain wastes generated by the Company's oil and gas operations that are currently exempt from treatment as Hazardous Wastes may in the future be designated as Hazardous Wastes, and therefore be subject to more rigorous and costly operating and disposal requirements.

         - Superfund. The federal Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), also known as the "Superfund" law, imposes joint and several liability for costs of investigation and remediation and for natural resource damages, without regard to fault or the legality of the original conduct, on certain classes of persons with respect to the release into the environment of substances designated under CERCLA as hazardous substances ("Hazardous Substances"). These classes of persons or potentially responsible parties ("PRP's") include the current and certain past owners and operators of a facility where there is or has been a release or threat of release of a Hazardous Substance and persons who disposed of or arranged for the disposal of the Hazardous Substances found at such a facility. CERCLA also authorizes the EPA and, in some cases, third parties to take actions in response to threats to the public health or the environment and to seek to recover from the PRP's the costs of such action. Although CERCLA generally exempts petroleum from the definition of Hazardous Substances in the course of the Company's operations, the Company may in the future generate wastes that fall within CERCLA's definition of Hazardous Substances. The Company may also in the future become an owner of facilities on which Hazardous Substances have been released by previous owners or operators. The Company may in the future be responsible under CERCLA for all or part of the costs to clean up facilities at which such substances have been released and for natural resource damages. Crude oil exempt under Superfund may be modified increasing compliance costs. The Company has not been named a PRP under CERCLA nor does the Company know of any prior owners or operators of the Company's current properties that are named as PRP's related to their ownership or operation of such property.

         - Air Emissions. The Company's operations will be subject to local, state and federal regulations for the control of emissions of air pollution. Major sources of air pollutants are subject to more stringent, federally imposed permitting requirements, including additional permits. Administrative enforcement actions for failure to comply strictly with air pollution regulations or permits are generally resolved by payment of monetary fines and correction of any identified deficiencies. Alternatively, regulatory agencies could require the Company to forego construction, modification or operation of certain air emission sources, although the Company believes that in the latter cases the Company would have enough permitted or permittable capacity to continue the Company's operations without a material adverse effect on any particular producing field.

         - Clean Water Act. The Clean Water Act ("CWA") imposes restrictions and strict controls regarding the discharge of wastes, including produced waters and other oil and natural gas wastes, into waters of the United States, a term broadly defined. These controls have become more stringent over the years, and it is probable that additional restrictions will be imposed in the future. Permits must be obtained to discharge pollutants into federal waters. The CWA provides for civil, criminal and administrative penalties for unauthorized discharges of oil, hazardous substances and other pollutants. It imposes substantial potential liability for the costs of removal or remediation associated with discharges of oil or hazardous substances. State laws governing discharges to water also provide varying civil, criminal and administrative penalties and impose liabilities in the case of a discharge of petroleum or it derivatives, or other hazardous substances, into state waters. In addition, the EPA has promulgated regulations that may require the Company to obtain permits to discharge storm water runoff, including discharges associated with construction activities. In the event of an unauthorized discharge of wastes, the Company may be liable for penalties and costs.

         Management believes that the Company is in substantial compliance with current applicable environmental laws and regulations and that continued compliance with existing requirements will not materially adversely impact the Company.

                                    Employees

         As of the date of this prospectus, the Company had only one employee, its Chief Executive Officer. The Company expects that it will employ some combination of between four to five employees or outside consultants over the next two years. The Company does not now foresee problems in hiring additional qualified employees to meet its labor needs.

                                   Facilities

         The Company's principal executive offices are fairly small and are located at 2100 West Loop South, Suite 900, Houston, Texas 77027. They are rented on essentially a month-to-month basis. Management believes that additional space will be needed if the Company's plan of operation progresses in accordance with its terms. Management further believes that such additional space and any required alternative office space can be readily obtained if needed.

                                Legal Proceedings

         As of the date of this prospectus, the Company is not been involved in any legal proceedings. There can be no assurance, however, that the Company will not in the future be involved in litigation incidental to the conduct of its business.


                              Available Information

         The Company has filed with the Commission a Registration Statement on Form SB-2 and exhibits relating thereto (the "Registration Statement") under the Securities Act of 1933, as amended (the "Act"), of which this prospectus is a part. This prospectus does not contain all the information set forth in the Registration Statement. Reference is made to such Registration Statement for further information with respect to the Company and the securities of the Company covered by this prospectus. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the related document filed with the Commission.

         The Company has registered as a reporting company under the Securities Exchange Act of 1934 (the "Exchange Act"). As a consequence, the Company will file with the Commission Annual Reports on Form 10-KSB, Quarterly Reports on Form 10-QSB, and Current Reports on Form 8-K. The Annual Reports on Form 10-KSB will contain audited financial statements. After they are filed, these reports can be inspected at, and copies thereof may be obtained at prescribed rates, at the Commission's Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the Public Reference Room. The Commission maintains a World Wide Web site that contains reports, proxy statements and information statements and other information (including the Registration Statement) regarding issuers that file electronically with the Commission. The address of such site is http://www.sec.gov. The Company's reports can be inspected at, and copies downloaded from, the Commission's World Wide Web.


                                   MANAGEMENT


         The directors and executive officers of the Company are as follows:

         Name                      Age              Positions

         Keith D. Spickelmier      43               Chairman of the Board

         Jimmy D. Wright           45               Chief Executive Officer and
                                                    Chief Financial Officer

         Keith D. Spickelmier has served as a Director of the Company since May 2002. He also served as the President, Treasurer & Secretary of the Company from May 2002 until February 2004, at which time he resigned so that Jimmy D. Wright could be elected as the Company's Chief Executive Officer. Mr. Spickelmier has also served as an attorney in the capacities of Of Counsel and consultant to the law firm of Haynes and Boone LLP from April 2001 through July 2003. He has also engaged in personal investment activity during that time. Prior to that time, Mr. Spickelmier had been a partner with the law firm of Verner, Liipfert, Bernhard, McPherson and Hand since 1993. He has an undergraduate degree from the University of Nebraska at Kearney and a law degree from the University of Houston.

         Jimmy D. Wright has served as a Director and the Chief Executive Officer and Chief Financial Officer of the Company since February 2004. He continues to serve as the chief executive officer of several entities wholly-owned by him (including Westside Resources, LP) holding investments in oil, gas and related businesses, some of these entities being started as early as August 2002. Mr. Wright has indicated that he does not intend to make any further oil and gas investments through these or any other entities that would be competitive with the Company's business pursuits. From June 2001 to July 2002, Mr. Wright served in several capacities with the EnergyClear organization, first as Senior Vice President of EnergyClear Operating Corp., then the operator of EnergyClear Corporation. He later was also elected as the President of EnergyClear Corporation itself, then an over-the-counter energy clearinghouse approved by the Commodity Futures Trading Commission. From February 1997 to June 2001, Mr. Wright held various senior management positions with Midcoast Energy Resources Inc., which merged into Enbridge, Inc., a publicly traded company. When he left this organization, Mr. Wright held the position of Chief Executive Officer of an International subsidiary of Enbridge Energy Partners, LP., also a publicly traded company. Mr. Wright holds a Bachelor of Science degree in Mechanical Engineering from the University of Memphis.

         The authorized number of directors of the Company is presently fixed at two. Each director serves for a term of one year that expires at the following annual stockholders' meeting. During February 2004, Messrs. Wright and Spickelmier entered into a Voting Agreement pursuant to which they agreed for two years to vote all of their shares of stock in the Company to elect a person nominated by each of them separately (for a total of two nominees) to the Company's Board of Directors. Executive officers are appointed by the Board of Directors and serve until their successors are appointed. There are no family relationships, or other arrangements or understandings between or among any of the directors, executive officers or other person pursuant to which such person was selected to serve as a director or officer, other than the Voting Agreement described immediately above.

         The Company's Board of Directors does not have a separately-designated standing audit committee or a committee performing similar functions. The Company's entire Board of Directors is acting as the Company's Audit Committee. The Company's Board of Directors has determined that it does not have among its member an "audit committee financial expert," as defined by applicable by Commission rules and regulations. The Company's Board of Directors believes that, in view of the Company's extremely limited financial activity over the past several years, the presence of a person meeting the requirements of an "audit committee financial expert" on the Board has not been necessary. The Company's Board of Directors intends to consider, as the Company's financial activity increases, the possible creation of a separately-designated standing audit committee and (whether or not such a committee is created) the election of a person meeting the requirements of an "audit committee financial expert" to the Board.

                             EXECUTIVE COMPENSATION

         The Company has paid no compensation to any member of management during fiscal years 2003, 2002 and 2001. In addition, the Company has not adopted any retirement, pension, profit sharing, stock option or insurance programs or other similar programs for the benefit of its management or employees. However, commencing November 1, 2004, the Company will pay an annual salary in the amount of $150,000 to Jimmy D. Wright for serving as the Company's Chief Executive Officer and Chief Financial Officer. This salary is subject to increase, decrease or elimination at any time for any reason at the discretion of the Company's Board of Directors. In addition, commencing November 1, 2004, the Company has engaged Keith D. Spickelmier, the Company's Chairman of the Board, as a consultant and will pay to him a monthly consulting fee in the amount of $6,000. This consulting engagement is terminable at the will of either the Company or Mr. Spickelmier, and the consulting fee is subject to increase, decrease or elimination at any time for any reason at the discretion of the Company's Board of Directors. Neither of Messrs. Wright or Spickelmier has entered into a written employment or consulting agreement or a covenant not to compete agreement with the Company. As a result,each of Messrs. Wright and Spickelmier may discontinue providing services to the Company at any time and for any reason, and even thereafter commence competition with the Company. Conversely, the Company may discontinue employing or engaging either of Messrs. Wright or Spickelmier at any time and for any reason at the discretion of the Company's Board of Directors. However, in view of the current composition of the Company's Board of Directors (which includes each of Messrs. Wright and Spickelmier), the Company's discontinuation of either of Mr. Wright's employment or Mr. Spickelmier's consulting engagement is not likely in the foreseeable future.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The Company's initial oil and gas interests were undivided interests in the leases covering approximately 819 gross acres of land in Jack, Wise and Denton Counties in Texas. The interests were acquired by the Company from Westside Resources, L.P. (the "Partnership"), an entity formerly known as "Westside Energy, L.P." and wholly-owned by Jimmy D. Wright, a director of the Company and the Company's new Chief Executive Officer and Chief Financial Officer. These initial interests were acquired pursuant to the terms, provisions and conditions of a lease acquisition agreement that management believes to be reasonable and customary. They were acquired in consideration of the issuance by the Company to the Partnership of 700,000 shares of the Company's common stock and the assumption of the liabilities associated with such interests. These shares constituted approximately 11.8% of the shares of the Company's common stock outstanding after the completion of all of the stock issuances occurring at that time. Because the shares of common stock received by the Partnership were not registered under the Securities Act of 1933, as amended (the "Act"), such shares are "restricted securities" (as defined in Rule 144 promulgated under the Act) and accordingly, may not be sold or transferred by the Partnership unless such shares are registered under the Act or are sold or transferred pursuant to an exemption therefrom. In connection with this acquisition, the Company agreed to register all shares owned by the Partnership or to be acquired pursuant to derivative securities, including the shares issued in connection with this acquisition. This prospectus covers the shares issued in connection with this acquisition to the Partnership.

         Mr. Wright has indicated that the Partnership expended approximately $27,000 in direct costs in connection with the acquisition and maintenance of the interests in the leases conveyed to the Company. In connection with the acquisition of the interests in the leases, in consideration of the Company's agreement to reimburse the Partnership for all of its reasonable expenses incurred in connection with the offers described immediately hereafter, the Company also acquired and assumed from the Partnership the rights and obligation of any contracts that would result from the acceptance of certain outstanding lease offers made by the Partnership to certain landowners.
         The consideration for the acquisition of the interests in the leases described above (including the number of shares issued to the Partnership) was determined in arms-length negotiations between Mr. Wright and Keith D. Spickelmier, the Company's only member of management at the time. The factors addressed by Mr. Spickelmier in negotiating this consideration included the present developmental status of the leases; the future prospects for the leases in terms of revenues and earnings; an assessment of Mr. Wright's ability to contribute to the management of the Company's business; and anticipated ability of the Company's business to grow by virtue of the Company's ownership of the leases.

         Prior to and at the time of the consummation of the acquisition by the Company of the interests in the leases described above, Mr. Spickelmier and Mr. Wright had been and continued to be co-investors in a couple of other business endeavors. Mr. Spickelmier's large percentage ownership of the Company's outstanding common stock gives to him an interest in assuring that the terms of the Company's acquisition of the leases are commercially reasonable. Accordingly, Mr. Spickelmier does not believe that his prior and current relationship with Mr. Wright impaired his ability to negotiate commercially reasonable terms in connection with the Company's acquisition of the interests in the leases.

         In addition to the preceding, the Company raised "seed" capital in the amount of approximately $450,800 from Mr. Spickelmier, the Partnership, and Bering Partners No. 2, LLC, an entity owned by the Company's two directors and certain other investors. A total of $410,000 of this capital was structured in the form of loans from Bering Partners No. 2, LLC to the Company secured by all of the Company's assets, including the oil and gas interests briefly described herein as well as all such interests acquired in the future. Interest accrued on the loans at a rate of 10% per annum. In consideration of making the loans, the Company granted warrants to the owners of Bering Partners No. 2, LLC to purchase up to an aggregate of 820,000 shares of the Company's common stock for a per-share exercise price of $.50. These warrants have a term of and are exercisable for five years. All of the preceding indebtedness has been paid in full.

         The remaining $40,800 of the initial capital took the form of an equity investment in the Company's common stock. Mr. Spickelmier and the Partnership made this investment in exchange for the issuance to them of an aggregate of 4,080,000 shares of the Company's common stock. At that time, these shares constitute approximately 68.7% of the shares of the Company's common stock outstanding after the completion of all of the stock issuance then taking place. Because the shares of common stock received by Mr. Spickelmier and the Partnership were not registered under the Securities Act of 1933, as amended (the "Act"), such shares are "restricted securities" (as defined in Rule 144 promulgated under the Act) and accordingly, may not be sold or transferred by Mr. Spickelmier and the Partnership unless such shares are registered under the Act or are sold or transferred pursuant to an exemption therefrom. In connection with this investment, the Company agreed to register all shares owned by Mr. Spickelmier or the Partnership or to be acquired pursuant to derivative securities, including the shares issued in connection with this investment and the shares to be acquired upon exercise of the warrants issued in connection with the loans described above. This prospectus covers the shares issued in connection with this investment and the shares to be acquired upon exercise of the warrants issued in connection with the loans described above.

         Moreover, between the middle of September 2004 through the middle of October 2004, the Company issued to three accredited investors a total of five unsecured short-term convertible promissory notes in the aggregate original principal amount of $700,000. These accredited investors included Mr. Spickelmier, the Partnership and a new investor in the Company (the "New Investor"). Each of Mr. Spickelmier and the Partnership provided $200,000 of the $700,000 aggregate amount, while the New Investor provided $300,000. Interest accrued on the loans at a rate of 10% per annum. The notes were convertible into shares of the Company's stock at a rate of one share for every $2.00 of indebtedness. The New Investor converted his note in original principal amount of $300,000 into 150,000 shares. Each of Mr. Spickelmier and the Partnership received repayment of their notes in the aggregate original principal amount of $400,000, plus interest out of the proceeds of the Company's recent $20 million private placement.

          SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS OR MANAGEMENT

         The following table sets forth as of November 19, 2004, the number of shares of the Company's Common Stock beneficially owned by (i) each director of the Company; (ii) each of the Company's executive officers; (iii) each person known by the Company to beneficially own more than 5% of the outstanding shares of Common Stock; and (iv) all executive officers and directors as a group. Unless otherwise indicated, each person has sole voting and dispositive power over such shares. Shares not outstanding but deemed beneficially owned by virtue of the right of a person or member of a group to acquire them within 60 days are treated as outstanding only when determining the amount and percent owned by such group or person.

         Name and Address of                     Beneficial Ownership (1)
         Beneficial Owner                        Number           Percent

         Westside Resources, L.P.                3,435,693(2)     19.8%
         2100 West Loop South, Suite 900
         Houston, Texas 77027

         Jimmy D. Wright                         3,435,693(3)     19.8%
         2100 West Loop South, Suite 900
         Houston, Texas 77027

         Keith D. Spickelmier                    2,650,760 (4)    15.3%
         2100 West Loop South, Suite 900
         Houston, Texas 77027

         All directors and officers              6,086,453 (5)    34.5%
         as a group (two persons)

         Wellington Management Company, LLP      2,300,000(6)     13.6%
         75 State St
         Boston, MA  02109

         BBT Fund, L.P., and                     1,685,000(7)      9.9%
         Concentrated Alpha Partners, L.P.
         Corporate Centre
         West Bay Road
         Grand Cayman, Cayman Islands

         SDS Capital Group SPC, Ltd.             1,000,000(8)      5.9%
         Ogier & Boxalls
         Queensgate House
         113 South Church Street
         P.O. Box 1234GT
         Grand Cayman, Cayman Islands

         North Sound Capital LLC                 1,000,000(9)      5.9%
         53 Forest Avenue, Suite 202
         Old Greenwich, CT 06870

         Spindrift Investors (Bermuda) L.P.        892,300(10)      5.3%
         Clarendon House, 2 Church Street
         Hamilton, Bermuda

(footnotes on next page)
---------------------------

(footnotes to table on previous page)
-------------------------------------

(1) Includes shares beneficially owned pursuant to options and warrants exercisable within 60 days.
(2) Includes 3,144,585 shares held directly and 291,108 shares that may be purchased pursuant to warrants that are currently exercisable. Jimmy D. Wright has sole voting power and sole investment power over these shares. These shares are also included in the table in the figure of shares beneficially owned by Mr. Wright.
(3) All of these shares are held by Westside Resources, L.P., an entity over which Mr. Wright has complete control. Accordingly, Mr. Wright has sole voting power and sole investment power over these shares. These shares are also included in the table in the figure of shares beneficially owned by Westside Resources, L.P.
(4) Includes 2,346,868 shares held directly and 303,892 shares that may be purchased pursuant to warrants that are currently exercisable.
(5) Includes 2,346,868 shares held directly, 3,144,585 shares held by a related entity, and 595,000 shares that may be purchased pursuant to warrants that are currently exercisable.
(6) Wellington Management Company, LLP ("WMC") has filed with the Commission a Schedule 13G on November 10, 2004 indicating that it is a registered investment advisor, and clients of WMC are the record holders of all of the 2,300,000 shares reflected in the table. However, in its capacity as investment advisor, WMC may be deemed to own beneficially all of the 2,300,000 shares reflected in the table. Of these shares, 892,300 shares are also included in the table in the figure of shares beneficially owned by Spindrift Investors (Bermuda) L.P.
(7) BBT Fund, L.P. and Concentrated Alpha Partners, L.P. have filed with the Commission a joint Schedule 13G on November 10, 2004 indicating that they respectively own 1,348,000 and 337,000 of the shares reflected in the table. They indicated that they made the joint filing because they might be deemed to constitute a "group" for purposes of applicable law, although neither of them admitted to their status as such. Sid R. Bass is the sole shareholder of, and Clive D. Bode is the sole director of, the entities that have sole voting power and sole investment power over the shares respectively owned by BBT Fund, L.P. and Concentrated Alpha Partners, L.P. Solely in the preceding capacities, Messrs. Bass and Bode may also be deemed a beneficial owner of all of the shares reflected in the table.
(8)      SDS Capital Group SPC, Ltd. ("SDS") has filed with the Commission a
         Schedule 13G on November 5, 2004 indicating that SDS Management, LLC and Steven Derby have shared voting power and shared dispositive power with respect to all of the shares reported by SDS Capital Group SPC, Ltd. Accordingly, each of SDS Management, LLC and Mr. Derby may be deemed to own beneficially all of the 1,000,000 shares reflected in the table.
(9) Includes 700,000 shares held by North Sound Legacy International Ltd., 280,000 shares held by North Sound Legacy Institutional Fund LLC, and 20,000 shares held by North Sound Legacy Fund, LLC. North Sound Capital LLC has filed with the Commission a Schedule 13G on November 4, 2004 indicating that its is the managing member of each of the preceding entities, and that Thomas McAuley is the ultimate managing member of North Sound Capital LLC. In these capacities, North Sound Capital LLC and Thomas McAuley may be deemed to own beneficially all of the 1,000,000 shares reflected in the table.
(10)     Spindrift Investors (Bermuda) L.P. has filed with the Commission a
         Schedule 13G on November 2, 2004 indicating that Wellington Global Holdings, Ltd. and Wellington Global Administrator, Ltd. are its general partners. As such, these two general partners may be deemed to own beneficially all of the 892,300 shares reflected in the table. These 892,300 shares are also included in the table in the figure of shares beneficially owned by Wellington Management Company, LLP

                            DESCRIPTION OF SECURITIES

Capital Stock.

         The Company's authorized capital stock consists of 50,000,000 shares of Common Stock, $.01 par value per share and 10,000,000 shares of Preferred Stock, $.01 par value per share.

Common Stock.

         The authorized Common Stock of the Company consists of 50,000,000 shares, par value $0.01 per share. After taking into consideration the issuance of certain of the shares being registered, approximately 18,558,831 shares of Common Stock will be issued and outstanding. All of the shares of Common Stock are validly issued, fully paid and nonassessable. Holders of record of Common Stock will be entitled to receive dividends when and if declared by the Board of Directors out of funds of the Company legally available therefore. In the event of any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or otherwise, after payment of provision for payment of the debts and other liabilities of the Company, including the liquidation preference of all classes of preferred stock of the Company, each holder of Common Stock will be entitled to receive his pro rata portion of the remaining net assets of the Company, if any. Each share of Common stock has one vote, and there are no preemptive, subscription, conversion or redemption rights. Shares of Common Stock do not have cumulative voting rights, which means that the holders of a majority of the shares voting for the election of directors can elect all of the directors.

Preferred Stock.

         The Company's Certificate of Incorporation authorizes the issuance of up to 10,000,000 shares of the Company's $0.01 par value preferred stock (the "Preferred Stock"). As of the date of this prospectus, no shares of Preferred Stock were outstanding. The Preferred Stock constitutes what is commonly referred to as "blank check" preferred stock. "Blank check" preferred stock allows the Board of Directors, from time to time, to divide the Preferred Stock into series, to designate each series, to issue shares of any series, and to fix and determine separately for each series any one or more of the following relative rights and preferences: (i) the rate of dividends; (ii) the price at and the terms and conditions on which shares may be redeemed; (iii) the amount payable upon shares in the event of involuntary liquidation; (iv) the amount payable upon shares in the event of voluntary liquidation; (v) sinking fund provisions for the redemption or purchase of shares; (vi) the terms and conditions pursuant to which shares may be converted if the shares of any series are issued with the privilege of conversion; and (vii) voting rights. Dividends on shares of Preferred Stock, when and as declared by the Board of Directors out of any funds legally available therefore, may be cumulative and may have a preference over Common Stock as to the payment of such dividends. The provisions of a particular series, as designated by the Board of Directors, may include restrictions on the ability of the Company to purchase shares of Common Stock or to redeem a particular series of Preferred Stock. Depending upon the voting rights granted to any series of Preferred Stock, issuance thereof could result in a reduction in the power of the holders of Common Stock. In the event of any dissolution, liquidation or winding up of the Company, whether voluntary or involuntary, the holders of each series of the then outstanding Preferred Stock may be entitled to receive, prior to the distribution of any assets or funds to the holders of the Common Stock, a liquidation preference established by the Board of Directors, together with all accumulated and unpaid dividends. Depending upon the consideration paid for Preferred Stock, the liquidation preference of Preferred Stock and other matters, the issuance of Preferred Stock could result in a reduction in the assets available for distribution to the holders of the Common Stock in the event of liquidation of the Company. Holders of Preferred Stock will not have preemptive rights to acquire any additional securities issued by the Company. Once a series has been designated and shares of the series are outstanding, the rights of holders of that series may not be modified adversely except by a vote of at least a majority of the outstanding shares constituting such series.

         One of the effects of the existence of authorized but unissued shares of Common Stock or Preferred Stock may be to enable the Board of Directors of the Company to render it more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer at a control premium price, proxy contest or otherwise and thereby protect the continuity of or entrench the Company's management, which concomitantly may have a potentially adverse effect on the market price of the Common Stock. If in the due exercise of its fiduciary obligations, for example, the Board of Directors were to determine that a takeover proposal were not in the best interests of the Company, such shares could be issued by he Board of Directors without stockholder approval in one or more private placements or other transactions that might prevent or render more difficult or make more costly the completion of any attempted takeover transaction by diluting voting or other rights of the proposed acquirer or insurgent stockholder group, by creating a substantial voting block in institutional or other hands that might support the position of the incumbent Board of Directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

Nevada Legislation.

         Sections 78.411-78.444 of the General Corporation law of Nevada ("Business Combination Statute") would be applicable to us when we have 200 or more stockholders and certain other conditions are met. These provisions may make it more difficult to effect certain transactions between a corporation and a person or group that owns or has the right to acquire 10% or more of the corporation's outstanding voting stock, or a person who is an affiliate or associate of the corporation and who was the owner of 10% or more of such voting stock at any time within three years immediately prior to the date in question ("Interested Stockholder"). The Business Combination Statute prevents the following transactions between the corporation and the Interested Stockholder for three years following the date the stockholder became a 10% or more holder of the corporation's voting stock, unless certain conditions are met: (i) any merger or consolidation; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of the corporation's assets having a total market value equal to 10% or more of the total market value of all the assets of the corporation; or 5% or more of the total market value of all outstanding shares of the corporation or representing 10% or more of the earning power of the corporation; (iii) the issuance or transfer by the corporation of any shares of the corporation that have an aggregate market value equal to 5% or more of the aggregate market value of all the outstanding shares of the corporation to stockholders except under the exercise of warrants or rights to purchase shares offered, or a dividend or distribution paid or made, pro rata to all stockholders of the corporation; (iv) the adoption of any plan or proposal for the liquidation or dissolution of the corporation proposed by, or under any agreement or arrangement or understanding, whether or not in writing, with the Interested Stockholder; (v) any reclassification of securities, recapitalization, merger or consolidation or other transaction which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares owned by the Interested Stockholder, and (vi) any receipt by the Interested Stockholder of the benefit, except proportionally as a stockholder of the corporation, of any loan or other financial assistance or any tax credit or other tax advantage provided by or through the corporation. The three-year ban does not apply if either the proposed transaction or the transaction by which the Interested Stockholder became an Interested Stockholder is approved by the Board of Directors of the corporation prior to the date the stockholder became an Interested Stockholder.

Shares Eligible for Future Sale.

         Sales of a substantial amount of Common Stock in the public market, or the perception that such sales may occur, could adversely affect the market price of the Common Stock prevailing from time to time in the public market and could impair the Company's ability to raise additional capital through the sale of its equity securities in the future. After taking into consideration the issuance of certain of the shares being registered, approximately 18,558,831 shares of Common Stock will be issued and outstanding. After the registration of the shares covered by this prospectus, management believes that all of the Company's outstanding shares may be legally sold, so long as (in the case of the shares covered by this prospectus) the registration statement of which this prospectus is a part remains current and effective. Substantial sales of the shares covered by this prospectus or otherwise could adversely affect the market price of the Common Stock.


                              SELLING STOCKHOLDERS

         The following table sets forth certain information as of November
19, 2004 pertaining to the beneficial ownership of Common Stock by the Selling Stockholders. All of the shares beneficially owned by each Selling Stockholder (other than 876 shares held by Keith D. Spickelmier) are being offered pursuant to this prospectus. If all of the shares covered by this prospectus are sold, no Selling Stockholder will beneficially own any shares after the offering, other than Keith D. Spickelmier who would continue to hold 876 shares. In view of the preceding, the columns for "Number of Shares Being Offered" and "Beneficial Ownership After Offering" have been omitted.

                                                     Beneficial Ownership
                  Stockholder                         Prior to Offering

                  Westside Resources, LP                 3,435,693(1)

                  Keith D. Spickelmier                   2,650,760(2)

                  WTC-CIF Energy Portfolio                  79,500(3)(15)

                  WTC-CTF Energy Portfolio                 522,600(3)(15)

                  Spindrift Partners, LP                   741,700(3)(15)

                  General Mills Group Trust                 50,200(3)(15)

                  General Mills & American Federation of
                     Grain Millers Health & Wellness Plan   13,700(3)(15)

                  Spindrift Investors (Bermuda) L.P.       892,300(3)(15)

                  Virtus Capital,L.P.                       75,000(3)(16)

                  BBT Fund, LP                           1,348,000(3)(17)

                  Concentrated Alpha Partners, LP          337,000(3)(17)

                  Knoll Capital Fund II Master Fund, Ltd.  525,000(3)(18)

                  Kellogg Capital Group, LLC               375,000(3)(19)

                  TRUK International Fund, LP                8,750(3)(20)

                  TRUK Opportunity Fund, LLC               116,250(3)(20)

                  Pemigewasset Partners, LP                110,000(3)(21)

                  Pemigewasset Offshore, Ltd.               40,000(3)(21)

                  North Sound Legacy Institutional
                     Fund LLC                              280,000(3)(22)

                  North Sound Legacy Fund, LLC              20,000(3)(22)

                  North Sound Legacy International Ltd.    700,000(3)(22)

                  SDS Capital Group SPC, Ltd.            1,000,000(3)(23)

                  GLG North American Equity Fund            50,000(3)(24)

                  GLG North American Opportunity Fund      650,000(3)(24)

                  Dynamis Fund, LP                         450,000(3)(25)

                  Afton Capital Management, LLC            350,000(3)(26)

                  ASF Canadian Small Cap Fund              170,000(3)(27)

                  ASF Canadian Resources Fund              159,500(3)(27)

                  GWL Canadian Resources Fund               35,600(3)(27)

                  London Life Resources Fund                14,900(3)(27)

                  ASF Special US Class                      80,000(3)(28)

                  GB Barnett                                15,000(3)

                  Douglas G. Manner                         50,000(3)

                  Allsion Keeley                             8,000(3)

                  Lorie Gordon                              12,500(3)

                  Michelle Hijazi                            7,000(3)

                  Corbin J. Robertson III                  162,500(29

                  Atif Khan                                 50,000(3)

                  Mary Sponsel Stein                        12,500(3)

                  Sheerin McConnell                          5,000(3)

                  Michael H. McConnell                     145,000(30)

                  Gary R. Peterson                          25,000(3)

                  John T. Raymond                           50,000(3)

                  Christopher M. Katz                       25,000(3)

                  William C. O'Malley and Jane L. O'Malley 325,000(3)

                  Fred Brown                                24,000(4)

                  Laurie Litherland-Dotter                  15,000(4)

                  Bruce M. Feichtinger                      22,500(4)

                  Steven J. Gibson                          60,000(4)

                  A. Kelly & Roseanette Williams            45,000(4)

                  James  P. & Sharon S. Wilson             150,000(4)

                  Robert Ittner                             37,500(4)

                  ALCORN Interests. Inc.                    30,000(4)(31)

                  JCE/CBI Ltd.                             150,000(4)(32)

                  Rainbow Investment Company                47,500(5)

                  Barton L. Duckworth                       40,000(6)

                  Spring Street Partners, LP               125,000(7)

                  RWM Partnership No. 1, Ltd.              125,000(8)

                  Lavery Investments Ltd.                   62,500(9)

                  J. Burke O'Malley                        150,000(10)

                  Dolphin Ventures, LLC                     75,000(11)

                  Catherine I. McCauley                    350,000(12)

                  Joseph F. Montle                          40,000(13)

                  Sterne, Agee & Leach, Inc.               300,000(14)


         (1) Includes 3,144,585 shares held directly and 291,108 shares that may be purchased pursuant to warrants that are currently exercisable. Of the shares owned outright, 700,000 were acquired in exchange for an assignment of the Company's initial oil and gas interests, while the remaining 2,444,585 shares were acquired from the Company for cash in private transactions. All of the warrants were acquired from the Company in private transactions in connection with the preceding equity or other debt investments in the Company. Jimmy D. Wright has sole voting power and sole investment power over these shares. Because Mr. Wright was a director and the Company's Chief Executive Officer at the time of these issuances, the issuances of these shares are claimed to be exempt, and the issuance of the common stock underlying the warrants will be claimed to be exempt, pursuant to Section 4(2) of the Securities Act of 1933 (the "Act").
         (2) Includes 2,346,868 shares held directly and 303,892 shares that may be purchased pursuant to warrants that are currently exercisable. Of the shares owned outright, 551,453 shares were acquired from Bering Partners No. 2, LLC upon that entity's distribution of all of its assets, while the remaining 1,795,415 shares were acquired from the Company for cash in private transactions. All of the warrants were acquired from the Company in private transactions in connection with the preceding equity or other debt investments in the Company. Because Mr. Spickelmier was a director and the Company's Chairman of the Board at the time of these issuances, the issuances of these shares are claimed to be exempt, and the issuance of the common stock underlying the warrants will be claimed to be exempt, pursuant to Section 4(2) of the Act. Of the number of shares indicated in the table, 876 shares are not being registered and will continue to be held even if all of the shares covered by this prospectus are sold.
         (3) These shares were issued on or about November 2, 2004 in a private placement to a total of 48 investors of an aggregate of 10,000,000 shares of the Company's common stock, $.01 par value, at a price of $2.00 per share. The issuances of the common stock in this placement are claimed to be exempt pursuant to Rule 506 of Regulation D under the Act. No advertising or general solicitation was employed in offering these securities. The offering and sale was made only to accredited investors, and subsequent transfers were restricted in accordance with the requirements of the Act.
         (4) Two-third of these shares are owned outright, while one-third of these shares may be purchased pursuant to warrants that are currently exercisable. These shares and warrants were part of units offered during the quarter ended June 30, 2004 in a private placement to a total of 17 investors of an aggregate of 385,500 units of the Company's securities at a price of $2.00 per unit. Each unit was comprised of two shares of the Company's common stock and a warrant to purchase one additional share of the Company's common stock. The issuances of the common stock and the warrants is claimed to be exempt, and the issuance of the common stock underlying the warrants will be claimed to be exempt, pursuant to Rule 506 of Regulation D under the Act. No advertising or general solicitation was employed in offering these securities. The offering and sale was made only to accredited investors, and subsequent transfers were restricted in accordance with the requirements of the Act.
         (5) Includes 35,000 shares owned outright and 12,500 shares that may be purchased pursuant to warrants that are currently exercisable. Of these securities, 10,000 shares owned outright were issued in the private placement described in footnote (3) above, and 25,000 shares owned outright and all of the warrants were issued in the private placement described in footnote (4) above. The Company has been advised that Duane Herbst has sole voting power and sole investment power over these shares.
         (6) Includes 32,500 shares owned outright and 7,500 shares that may be purchased pursuant to warrants that are currently exercisable. Of these securities, 17,500 shares owned outright were issued in the private placement described in footnote (3) above, and 15,000 shares owned outright and all of the warrants were issued in the private placement described in footnote (4) above.
         (7) Includes 100,000 shares owned outright and 25,000 shares that may be purchased pursuant to warrants that are currently exercisable. Of these securities, 50,000 shares owned outright were issued in the private placement described in footnote (3) above, and 50,000 shares owned outright and all of the warrants were issued in the private placement described in footnote (4) above. The Company has been advised that Michael McConnell has sole voting power and sole investment power over these shares.
         (8) Includes 100,000 shares owned outright and 25,000 shares that may be purchased pursuant to warrants that are currently exercisable. Of these securities, 50,000 shares owned outright were issued in the private placement described in footnote (3) above, and 50,000 shares owned outright and all of the warrants were issued in the private placement described in footnote (4) above. The Company has been advised that Richard Warren Mithoff has sole voting power and sole investment power over these shares.
         (9) Includes 50,000 shares owned outright and 12,500 shares that may be purchased pursuant to warrants that are currently exercisable. Of these securities, 25,000 shares owned outright were issued in the private placement described in footnote (3) above, and 25,000 shares owned outright and all of the warrants were issued in the private placement described in footnote (4) above. The Company has been advised that T. Pat Harrison has sole voting power and sole investment power over these shares.
         (10) These shares were issued upon the conversion of a short-term convertible promissory note having a principal balance of $300,000. This issuance of shares upon conversion of the promissory note is claimed to be exempt pursuant to Rule 506 of Regulation D under the Act. No advertising or general solicitation was employed in offering these securities. The offering and sale was made only to one accredited investor, and subsequent transfers were restricted in accordance with the requirements of the Act.
         (11) Includes 10,000 shares owned outright and 65,000 shares that may be purchased pursuant to warrants that are currently exercisable. Of these securities, all of the shares owned outright and warrants to purchase 5,000 shares were issued to this selling stockholder as a loan procurement fee. The issuances of the common stock and the warrants is claimed to be exempt, and the issuance of the common stock underlying the warrants will be claimed to be exempt, pursuant to Rule 506 of Regulation D under the Act. No advertising or general solicitation was employed in offering these securities. The offering and sale was made only to one accredited investor, and subsequent transfers were restricted in accordance with the requirements of the Act. The remaining warrants to purchase 60,000 shares were issued in consideration of a loan to the Company. The issuances of the warrants to purchase 60,000 shares are claimed to be exempt, and the issuances of the common stock underlying the warrants will be claimed to be exempt, pursuant to Regulation D under the Act. No advertising or general solicitation was employed in offering these securities. The offering and sale was made only to five accredited investors, and subsequent transfers were restricted in accordance with the requirements of the Act. The Company has been advised that Paul Montle has sole voting power and sole investment power over these shares.
         (12) Includes 100,000 shares held directly and 250,000 shares that may be purchased pursuant to warrants that are currently exercisable. Of these securities, all of the shares owned outright and warrants to purchase 50,000 shares were issued in the private placement described in footnote (4) above. The remaining warrants to purchase 200,000 shares were issued in consideration of a loan to the Company. The issuances of the warrants to purchase 200,000 shares are claimed to be exempt, and the issuances of the common stock underlying the warrants will be claimed to be exempt, pursuant to Rule 506 of Regulation D under the Act. No advertising or general solicitation was employed in offering these securities. The offering and sale was made only to five accredited investors, and subsequent transfers were restricted in accordance with the requirements of the Act.
         (13) Includes 40,000 shares that may be purchased pursuant to warrants that are currently exercisable. The issuances of these warrants are claimed to be exempt, and the issuances of the common stock underlying the warrants will be claimed to be exempt, pursuant to Rule 506 of Regulation D under the Act. No advertising or general solicitation was employed in offering these securities. The offering and sale was made only to five accredited investors, and subsequent transfers were restricted in accordance with the requirements of the Act.
         (14) Includes 300,000 shares that may be purchased pursuant to warrants that are currently exercisable. These warrants were issued to the selling stockholder for services provided in connection with the private placement described in footnote (3) above. The issuances the warrants is claimed to be exempt, and the issuance of the common stock underlying the warrants will be claimed to be exempt, pursuant to Rule 506 of Regulation D under the Act. No advertising or general solicitation was employed in offering these securities. The offering and sale was made only to one accredited investor, and subsequent transfers were restricted in accordance with the requirements of the Act. This selling stockholder is a registered broker-dealer, whose Board of Directors has sole voting power and sole investment power over these shares.

         (15) The Company has been advised that Wellington Management Company, LLP, a registered investment adviser, has sole voting power and sole investment power over these shares.
         (16) The Company has been advised that Steven Gidumal and Vince Rossi have shared voting power and shared investment power over these shares.
         (17) The Company has been advised that Sid R. Bass has sole voting power and sole investment power over these shares.
         (18) The Company has been advised that Fred Knoll has sole voting power and sole investment power over these shares.
         (19) The Company has been advised that Charles K. Kellogg, Mark Schalles and Nicholas Cappelleri have shared voting power and shared investment power over these shares.
         (20)  The Company has been  advised  that  Michael E. Fein and Stephen
         W. Saltzstein have shared voting power and shared investment power over these shares. Each of Messrs. Fein and Saltzstein disclaim beneficial ownership of these shares.
         (21) The Company has been advised that James B. Vose has sole voting power and sole investment power over these shares.
         (22) The Company has been advised that Thomas E. McAuley has sole voting power and sole investment power over these shares.
         (23) The Company has been advised that Steve Derby has sole voting power and sole investment power over these shares. Mr. Derby disclaims beneficial ownership of these shares.
         (24) The Company has been advised that Noam Gettesman, Pierre Lagrange and Philippe Jabre have shared voting power and shared investment power over these shares.
         (25) The Company has been advised that Alex Bocock, Frederic Bocock and John H. Bocock have shared voting power and shared investment power over these shares. Frederic Bocock has indicated that he is a one-third owner of Dynamis Advisors (the General Partner of this selling stockholder), and that he is an employee of Scott Stringfellow, a registered broker-dealer based in Richmond Virginia. However, this selling stockholder is not a registered broker-dealer and does not believe that it is an affiliate of a registered broker-dealer.
         (26) The Company has been advised that Coy Monk has sole voting power and sole investment power over these shares.
         (27) The Company has been advised that Charles Oliver has sole voting power and sole investment power over these shares.
         (28) The Company has been advised that Cameron Scruens has sole voting power and sole investment power over these shares.
         (29) Included 37,500 shares owned outright, and 125,000 shares also beneficially owned by Michael H. McConnell and Spring Street Partners, LP, an entity over whose shares Mr. Robertson (with Mr. McConnell) has shared voting power and shared investment power. The foregoing 125,000 shares are also reflected in the table as being held by Mr. McConnell and Spring Street Partners, LP. The 37,500 shares owned outright were issued in the private placement described in footnote (3) above.
         (30) Included 20,000 shares owned outright, and 125,000 shares also beneficially owned by Corbin J. Robertson III and Spring Street Partners, LP, an entity over whose shares Mr. McConnell (with Mr. Robertson) has shared voting power and shared investment power. The foregoing 125,000 shares are also reflected in the table as being held by Mr. Robertson and Spring Street Partners, LP. The 20,000 shares owned outright were issued in the private placement described in footnote (3) above.
         (31) The Company has been advised that George Alcorn, Jr. has sole voting power and sole investment power over these shares.
         (32) The Company has been advised that Andrew Echols, Hugh Echols and John Echols have shared voting power and shared investment power over these shares.

                              PLAN OF DISTRIBUTION

         As of the date of this prospectus, we have not been advised by the selling stockholders as to any plan of distribution. Shares owned by the selling stockholders, or by their partners, pledgees, donees (including charitable organizations), transferees or other successors in interest, may from time to time be offered for sale either directly by such individual, or through underwriters, dealers or agents or on any exchange on which the shares may from time to time be traded, in the over-the-counter market, or in independently negotiated transactions or otherwise. The methods by which the shares may be sold include:

         * a block trade (which may involve crosses) in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

         * purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this prospectus;

         *        exchange distributions and/or secondary distributions;

         *        sales in the over-the-counter market;

         *        underwritten transactions;

         * ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

         *        privately negotiated transactions.

         Such transactions may be effected by the selling stockholders at market prices prevailing at the time of sale or at negotiated prices. The selling stockholders may effect such transactions by selling the common stock to underwriters or to or through broker-dealers, and such underwriters or broker-dealers may receive compensations in the form of discounts or commissions from the selling stockholders and may receive commissions from the purchasers of the common stock for whom they may act as agent. The selling stockholders may agree to indemnify any underwriter, broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. We have agreed to register the shares for sale under the Securities Act and to indemnify the selling stockholders, certain representatives of the selling stockholders and each person who participates as an underwriter in the offering of the shares against certain civil liabilities, including certain liabilities under the Securities Act.

         In connection with sales of the common stock under this prospectus, the selling stockholders may enter into hedging transactions with broker-dealers, who may in turn engage in short sales of the common stock in the course of hedging the positions they assume. After the Registration Statement of which this prospectus is a part is declared effective, the selling stockholders also may sell shares of common stock short and deliver them to close out the short positions, or loan or pledge the shares of common stock to broker-dealers that in turn may sell them.

         The selling stockholders and any underwriters, dealers or agents that participate in distribution of the shares may be deemed to be underwriters, and any profit on sale of the shares by them and any discounts, commissions or concessions received by any underwriter, dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act. Of the selling stockholders, Sterne, Agee & Leach, Inc. and Kellogg Capital Group, LLC are registered broker-dealers. As such, these selling stockholders are "underwriters" within the meaning of Section 2(11) of the Securities Act with respect to the shares offered by them pursuant to this prospectus.

         There can be no assurances that the selling stockholders will sell any or all of the shares offered under this prospectus.

                                     EXPERTS

         The financial statements of the Company included herein and in the registration statement have been audited by Malone & Bailey, PLLC, independent certified public accountants, and have been included herein in reliance upon their report upon the authority of said firm as experts in accounting and auditing.

                           WESTSIDE ENERGY CORPORATION

                          INDEX TO FINANCIAL STATEMENTS

                                                                          Page

Independent Auditors' Report...............................................F-1

Consolidated Balance Sheets as of December 31, 2003 and
   December 31, 2002.......................................................F-2

Consolidated Statements of Expenses for the years ended
   December 31, 2003 and December 31, 2002.................................F-3

Consolidated Statements of Stockholder Equity for the years
   ended December 31, 2003 and December 31, 2002 ..........................F-4

Consolidated Statements of Cash Flows for years ended
   December 31, 2003 and December 31, 2002 ................................F-5

Notes to Consolidated Financial Statements ................................F-6



Nine Months Ended September 30, 2004 (unaudited):

Consolidated Balance Sheets (unaudited) as of September 30,
   2004 and September 30, 2003.............................................G-1

Consolidated Statements of Expenses (unaudited) for the nine months ended September 30, 2004 and September 30, 2003..................G-2

Consolidated Statements of Cash Flows for the nine months
   ended September 30, 2004 and September 30, 2003 ........................G-3

Notes to Condensed Consolidated Financial Statements.......................G-4

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
    Westside Energy Corporation (formerly EvenTemp Corporation)
    Houston, Texas

We have audited the accompanying balance sheet of Westside Energy Corporation as of December 31, 2003, and the related statements of expenses, changes in stockholders' deficit, and cash flows for each of the two years then ended. These financial statements are the responsibility of Westside's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westside Energy Corporation as of December 31, 2003, and the results of its operations and its cash flows for each of the two years then ended, in conformity with accounting principles generally accepted in the United States of America.



MALONE & BAILEY, PLLC
www.malone-bailey.com
Houston, Texas

April 5, 2004

                 See summary of significant accounting policies
                       and notes to financial statements.

                           WESTSIDE ENERGY CORPORATION
                         (formerly EvenTemp Corporation)
                                  BALANCE SHEET
                                December 31, 2003



ASSETS

Current Assets
    Cash                                                           $       388
                                                                    ===========


LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities
    Accounts payable and accrued expenses                           $    51,265
    Due to stockholders                                                  17,720
                                                                    -----------
                                                                         68,985
                                                                    -----------


STOCKHOLDERS' DEFICIT

    Common stock, $.10 par value, 30,000,000 shares
       authorized, 1,157,831 shares issued and outstanding              115,783
    Additional paid in capital                                        2,240,206
    Retained deficit                                                 (2,424,586)
                                                                    -----------
       Total Stockholders' Deficit                                   (   68,597)
                                                                    -----------
       TOTAL LIABILITIES AND STOCKHOLDERS DEFICIT                   $       388
                                                                    ===========

                           WESTSIDE ENERGY CORPORATION
                         (formerly EvenTemp Corporation)
                             STATEMENTS OF EXPENSES
                     Years Ended December 31, 2003 and 2002



                                                2003                      2002
                                               ----------             ----------
General and administrative expense             $    3,686            $   16,206
Interest expense                                    1,341                   938
                                               ----------            ----------
       NET LOSS                                $   (5,027)           $  (17,144)
                                               ==========            ==========

Basic and diluted loss per common share        $     (.00)           $     (.01)
Weighted average common shares outstanding      1,156,998             1,153,970

                           WESTSIDE ENERGY CORPORATION
                         (formerly EvenTemp Corporation)
                  STATEMENTS OF CHANGES IN STOCKHOLDERS DEFICIT
                     Years Ended December 31, 2002 and 2003



                                   Common Stock           Retained
                                Shares      Amount         Deficit      Totals
                               --------   ----------     ----------   ---------

Balances at December 31, 2001  1,153,970  $2,351,800    $(2,402,415)   (50,615)

Imputed interest                                 948                       948

Net loss                                                 (   17,144)   (17,144)
                              ---------   ----------    -----------   ---------

Balances at December 31, 2002  1,153,970   2,352,748     (2,419,559)   (66,811)

Stock issued for services          5,000       1,900                     1,900

Imputed interest                               1,341                     1,341

Share adjustment                  (1,139)

Net loss                                                 (    5,027)   ( 5,027)
                             -----------  ----------    -----------   ---------

Balances at December 31, 2003  1,157,831   2,355,989    $(2,424,586)  $ (68,597)
                             ===========                ===========   =========
Less: par                                    115,783
                                          ----------
Additional paid in capital                $2,424,586
                                          ==========

                           WESTSIDE ENERGY CORPORATION
                            STATEMENTS OF CASH FLOWS
                         (formerly EvenTemp Corporation)
                     Years Ended December 31, 2003 and 2002


                                                    2003              2002
                                                  --------          --------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net loss                                      $ (5,027)         $ (17,144)
    Adjustments to reconcile net loss to net
      cash used in by operating activities:
        Imputed interest                             1,341                948
        Stock issued for services                    1,900                  -
      Changes in:
        Accounts payable and accrued expenses       (2,000)           ( 1,272)
                                                   --------           --------
NET CASH USED IN OPERATING ACTIVITIES               (3,786)           (17,468)
                                                   --------           --------
CASH FLOWS FROM FINANCING ACTIVITIES
    Advances by a founding stockholder               3,750             13,970
                                                   --------          --------
NET CHANGE IN CASH                                  (   36)           ( 3,498)

CASH BALANCES
    -Beginning of period                               424              3,922
                                                   --------           --------
    -End of period                                $    388           $    424
                                                   ========           ========

SUPPLEMENTAL DISCLOSURES
    Interest paid in cash                         $      0           $      0

                           WESTSIDE ENERGY CORPORATION
                         (formerly EvenTemp Corporation)
                          NOTES TO FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of operations and organization. EvenTemp Corporation ("EvenTemp") was incorporated in Nevada on November 30, 1995 and was authorized to do business in Arizona in September 1996. EvenTemp purchased its wholly-owned subsidiary, Polar Air Corporation in February 1998 to operate an auto repair and accessory business. This business ceased operating in August 1999. The name was changed to Westside Energy Corporation ("Westside") in March 2004.

Cash and cash equivalents. For purposes of the statements of cash flows, cash equivalents include all highly liquid investments with original maturities of three months or less.

Accounts payable and accrued expenses consist of trade payables of $38,285 and state sales tax payable of $12,980.

Use of Estimates. The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes. Westside recognizes deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities using the enacted tax rates and laws that are expected to be in effect when the differences are expected to be recovered. Westside provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

Basic and diluted net loss per share calculations are presented in accordance with Financial Accounting Standards Statement 128, and are calculated on the basis of the weighted average number of common shares outstanding during the year. They include the dilutive effect of common stock equivalents in years with net income. Basic and diluted loss per share is the same due to the absence of common stock equivalents.

Recently issued accounting pronouncements. Westside does not expect the adoption of recently issued accounting pronouncements to have a significant impact on Westside's results of operations, financial position or cash flow.


NOTE 2 - DUE TO SHAREHOLDERS

In 2003 and 2002, Westside's shareholders paid $3,750 and $13,970, respectively, of Westside's expenses. The amounts are due on demand. Interest of 8 percent is imputed and charged as interest expense.

NOTE 3 - INCOME TAXES

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2003, are as follows:

       Deferred tax asset                                      $ 11,774
       Less:  valuation allowance                              ( 11,774)
                                                               --------
       Net current deferred tax assets                         $      0
                                                               ========

Westside had prior net operating loss carryforwards of approximately $2,308,000. Internal Revenue Code Section 382 restricts or eliminates the use of net operating losses when more than 50% of Westside ownership change occurs, as defined, within any 36-month period. Such an ownership change occurred in 2000 when 1,060,000 new shares were issued. As a result of this change, net operating loss carryforwards prior to this date of $2,294,000 may not be available. Available carryforwards expire 15 to 20 years from when incurred.


NOTE 4 - SUBSEQUENT EVENT

The following events occurred in February and March 2004:

    o Westside purchased rights to four oil and gas leases from Westside Energy, L.P. ("Westside LP") for 700,000 shares of common stock and Westside LP agreed to reimburse Westside up to $10,000 of out of pocket expenses.
    o Westside borrowed $280,000 from an entity controlled by a director and an officer. The note matures in February 2005, bears interest of 10% and is collateralized by the recently purchased oil and gas leases and future property acquisitions purchased with the $280,000.
    o Westside granted 560,000 warrants with an exercise price of $.50 that expire in February 2009 and vest immediately to an officer, a director and a company controlled by a director.
    o Westside sold 4,080,000 shares of common stock to an officer and a director for $.01 per share for total proceeds of $40,800.
    o Westside entered into a month to month office lease for $1,425 per month.

                           WESTSIDE ENERGY CORPORATION
                                  BALANCE SHEET
                               September 30, 2004




ASSETS

Current Assets
    Cash                                                           $   158,086

Unproved Oil and Gas properties,
      using Full Cost Method of Accounting                           1,390,323
                                                                   -----------
Total Assets                                                       $ 1,548,409
                                                                   ===========



LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
    Accounts payable and accrued expenses                          $    75,054
    Due to stockholders                                                 17,720
    Advances from joint venture partners                                36,499
  Note payable to related parties, net of unamortized
       discount of $65,384                                             544,616
  Note Payable                                                         300,000
                                                                   -----------
       Total Current Liabilities                                       973,889
                                                                   -----------
Commitments

STOCKHOLDERS' EQUITY

    Preferred stock, $.01 par value, 10,000,000 shares
       authorized, none issued and outstanding                               -
    Common stock, $.01 par value, 50,000,000 shares
       authorized, 6,898,331 shares issued and outstanding              68,983
    Additional paid in capital                                       3,517,314
    Accumulated deficit                                             (3,011,777)
                                                                   -----------
       Total Stockholders' Equity                                      574,520
                                                                   -----------
       TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                  $ 1,548,409
                                                                   ===========

                           WESTSIDE ENERGY CORPORATION
                             STATEMENTS OF EXPENSES
             Three and Nine Months Ended September 30, 2004 and 2003



                                       Three Months         Nine Months
                                     2004        2003     2004         2003
                                  ----------  --------- ---------   ----------
General and
    administrative expense       $  361,129  $     650  $  516,376  $    2,886
Interest income                        (524)        -       (2,024)          -
Interest expense                     45,390         -       72,838       1,238
                                 ----------  ----------  ---------- ----------
       NET LOSS                  $ (405,995) $    (650) $ (587,190) $   (4,124)
                                 ==========  ========== ==========  ==========

Basic and diluted loss
    per common share             $    (.06)  $    (.00) $     (.11) $     (.00)
Weighted average common
    shares outstanding           6,898,331   1,158,970   5,254,667   1,157,303

                           WESTSIDE ENERGY CORPORATION
                            STATEMENTS OF CASH FLOWS
                  Nine Months Ended September 30, 2004 and 2003



                                                       2004             2003
                                                    ----------        --------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net loss                                        $ (587,190)       $ (4,124)
    Adjustments to reconcile net loss to net
      cash used in operating activities:
        Stock issued for services                      234,275           1,900
        Imputed interest                                 1,063           1,238
        Amortization of discount on note payable        53,667               -
      Changes in:
        Accounts payable and accrued expenses           23,789          (2,000)
        Advances from joint venture partners            36,499               -
                                                    ----------        --------
NET CASH USED IN OPERATING ACTIVITIES                 (237,897)         (2,986)
                                                    ----------        --------
CASH FLOWS FROM INVESTING ACTIVITIES
    Purchase of Oil & Gas interests                 (1,326,204)              -
                                                    ----------        --------
CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from notes payable to related parties     610,000           2,950
    Proceeds from notes payable                        300,000               -
    Stock sold for cash                                811,799               -
                                                    ----------        --------
NET CASH PROVIDED BY FINANCING ACTIVITIES            1,721,799           2,950
                                                    ----------        --------
NET CHANGE IN CASH                                     157,698          (   36)

CASH BALANCES
    -Beginning of period                                   388             424
                                                    ----------        --------
    -End of period                                  $  158,086        $    388
                                                    ==========        ========

NON-CASH DISCLOSURES:
Stock issued for Oil & Gas Interests                $   64,119        $      -
Discount on note payable                               119,051               -

                           WESTSIDE ENERGY CORPORATION
                          NOTES TO FINANCIAL STATEMENTS



NOTE 1 - BASIS OF PRESENTATION

The accompanying unaudited interim financial statements of Westside Energy Corporation ("Westside"), have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission ("SEC"), and should be read in conjunction with the audited financial statements and notes thereto contained in Westside's latest annual report filed with the SEC on Form 10KSB. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year. Notes to the financial statements which would substantially duplicate the disclosure contained in the audited financial statements for fiscal year 2003, as reported in the 10KSB, have been omitted.


NOTE 2 - OIL AND GAS PROPERTIES

In February 2004, Westside purchased several oil and gas interests from an entity now named Westside Resources L.P., a company controlled by Westside's president. Westside issued 700,000 shares of common stock for 20% interest in each property. The properties were put on Westside's books at the cost of Westside Resources L.P., which totaled $20,619. The properties are undeveloped and unproved.

During the second quarter, Westside purchased additional oil and gas interests from third parties totaling $361,633 and spent $368,452 on intangible drilling costs associated with one lease.

During the third quarter, Westside purchased additional oil and gas interests from third parties totaling $396,119 and spent $200,000 on intangible drilling costs associated with one lease. Westside issued 30,000 shares of common stock for costs related to purchasing the Oil and Properties valued at $43,500.


NOTE 3 - NOTES PAYABLE TO RELATED PARTIES

In February 2004 and April 2004, Westside borrowed $280,000 and $130,000, respectively, from an entity controlled by Westside's two directors. The notes mature in February 2005 and April 2005, respectively, and each note bears interest of 10% and is collateralized by all oil and gas interests now owned or hereafter acquired by Westside. Warrants to purchase up to an aggregate of 820,000 shares of Westside's common stock for a per-share exercise price of $.50 were attached to the debt. The notes were discounted by $119,051 for the relative fair value of the warrants. The discount will be amortized over the term of the notes.

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In September 2004, Westside borrowed $200,000 from an officer and an affiliate company. The notes are convertible into Westside's common stock, mature in January 2005, and each note bears interest of 10% per annum. The conversion price will be based on the offering price in a future equity offering. The offering occurred in October 2004 for $2 per share. See note 7 for details.


NOTE 4 - NOTE PAYABLE

In September 2004, Westside borrowed $300,000 from a third party. The note is convertible into Westside's common stock, matures in January 2005, and bears interest of 10% per annum. The conversion price will be based on the offering price in a future equity offering. The offering occurred in October 2004 for $2 per share. See note 7 for details.


NOTE 5 - COMMON STOCK

During the first quarter of 2004, Westside sold an aggregate of 4,080,000 shares of common stock to one of its directors and to an entity under the control of its other director for $.01 per share for total proceeds of $40,800.

During the second quarter of 2004, Westside sold 385,500 units consisting of two shares of common stock and one warrant to purchase common stock with a per share exercise price of $2.50, for cash of $2.00 per unit for total proceeds of $771,000.

During the third quarter of 2004, Westside issued 149,500 shares of common stock for services valued at $234,275. Westside issued 30,000 shares of common stock valued at $43,500 for costs related to purchasing the Oil and Gas Properties.


NOTE 6 - COMMITMENT

Westside has committed to drill an exploratory well on one of the leases. The expected cost associated with the well approximates $849,350. Westside will be responsible for 75% of the costs which approximates $637,013. To date, Westside has spent approximately $525,000 leaving a commitment of approximately $148,013 if the drilling partners agree to complete the well. If the partners elect not to complete the well, Westside will be committed to refund approximately $36,000 to its drilling partners.

No other leases have commitments to drill to date.


NOTE 7 - SUBSEQUENT EVENTS

In October 2004, Westside borrowed $100,000 from an officer and an affiliate company for aggregate borrowings of $200,000. The notes are unsecured and bear interest of 10% per annum. The notes are due and payable in full on or before February 13, 2005. The indebtedness is convertible into shares of Westside's common stock if Westside raises certain additional private equity. The conversion rate would be set at the offering price at which the additional private equity is raised.

During November 2004, Westside completed an equity offering consisting of 10,000,000 shares of common stock with an offer price of $2.00 per share. The cash offering resulted $20,000,000 in gross proceeds. Westside's placement agent received $1,400,000 and 300,000 warrants with a purchase price of $2.00 per share and a term of 5 years.

In November 2004, a holder of a convertible note have an outstanding principal balance of $300,000 has converted the principal balance into common stock at $2.00 per share for a total of 150,000 shares of common stock.


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